EXHIBIT 99.3

NextSource Materials Inc.

Amended Management’s Discussion and Analysis (MD&A)

For the years ended June 30, 2022, and 2021

Expressed in US Dollars

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this document constitute forward-looking information within the meaning of applicable Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “goal,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur,” or “be achieved”.

Forward-looking information includes, but is not limited to, information with respect to certain expectations regarding obtaining necessary permits; construction timelines and costs; anticipated production volumes; anticipated operating costs and capital spending; sources of funding for the Molo Graphite Mine and the Green Giant Vanadium Project; exploration drill results; metallurgical drill results; environmental assessment and rehabilitation costs and amounts of certain other commitments; estimates in respect of the Mauritius BAF (as defined herein) and additional BAFs (as defined herein) located in other key geographical locations, and strategies and project evaluation measures relating thereto, including in respect of the Mauritius BAF Technical Study (as defined herein); the potential impact of the BAF Partnership (as defined herein); potential construction of an AG (as defined herein) production facility; supply, demand and pricing outlook in the graphite and EV (as defined herein) market; potential completion of a Feasibility Study (as defined herein); and the Company’s business objectives and targeted milestones (and timing thereof).

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information. Such factors include, among others; uncertainty due to the Covid-19 Pandemic; development projects are uncertain, and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production; the Company’s development and exploration projects are in the African country of Madagascar and are subject to country political and regulatory risks; economic dependence on the Molo Graphite Mine; the Company has a significant shareholder; additional permits and licenses are necessary to begin operations of Phase 1 of the Molo Graphite additional permits and licenses are necessary to complete the development of Phase 2 of the Molo Graphite Mine; construction and start-up of new mines and industrial plants; fluctuations in the market price of graphite and other metals may adversely affect the value of the Company’s securities, revenue projections and the ability of the Company to develop Phase 2 of the Molo Graphite Mine and the ability to develop BAF plants; estimates of mineral resources may not be realized; the Company may not have access to sufficient capital to develop Phase 2 of the Molo Graphite Mine and value-added processing facilities; the Company has a limited operating history and expects to incur operating losses for the foreseeable future; due to the speculative nature of mineral property exploration, there is substantial risk that the Company’s assets will not go into commercial production and the business will fail; mining companies are increasingly required to consider and provide benefits to the communities and countries in which they operate, and are subject to extensive environmental, health and safety laws and regulations; because of the inherent dangers involved in mineral exploration, there is a risk that the Company may incur liability or damages as the Company conducts business; the Company has no insurance for environmental problems; should the Company lose the services of key executives, the Company’s financial condition and proposed expansion may be negatively impacted; because access to the Company’s properties may be restricted by inclement weather or proper infrastructure, its exploration programs are likely to experience delays; climate change and related regulatory responses may impact the Company’s business; compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for management; tax, royalty and tariff risks; because from time to time the Company holds a significant portion of cash reserves in Canadian dollars, the Company may experience losses due to foreign exchange translations; the Company’s business is subject to anti-corruption and anti-bribery laws, a breach or violation of which could lead to civil and criminal fines and penalties, loss of licenses or permits and reputational harm; the Company is exposed to general economic conditions, which could have a material adverse impact on its business, operating results and financial condition; the market price for the Common Shares is particularly volatile given the Company’s status as a company with a small public float, limited operating history and lack of profits which could lead to wide fluctuations in the market price for the Common Shares; the Company does not intend to pay dividends in the foreseeable future; and the Company’s ability to meet other factors listed from time to time in the Company’s continuous disclosure documents, including but not limited to, the Annual Information Form (AIF).

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management and/or “qualified persons” (as such term is defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) made in light of their experience and their perception of trends, current conditions and expected developments, as well as other factors that management and/or qualified persons believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because the Company can give no assurance that such expectations will prove to be correct. In addition to the assumptions discussed herein the material assumptions upon which such forward-looking statements are based include, among others, that: the Company will be successful in its financing activities; the demand for graphite will develop as anticipated; graphite prices will remain at or attain levels that would make the Molo Graphite Mine economic; that any proposed operating and capital plans will not be disrupted by operational issues, title issues, loss of permits, environmental concerns, power supply, labour disturbances, financing requirements or adverse weather conditions; the Company will continue to have the ability to attract and retain skilled staff; and there are no material unanticipated variations in the cost of energy or supplies. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purposes of assisting investors in understanding the Company’s expected financial and operating performance and the Company’s plans and objectives and may not be appropriate for other purposes.

In respect of any forward-looking information or statements relating to the Mauritius BAF or other BAFs, including but not limited to annual sales and operating cash flows, such figures have been included herein for the purposes of providing information on the project evaluation measures of the BAFs and should not be viewed as financial outlooks or guidance for the Company.

The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

This MD&A includes market, industry and economic data and projections obtained from various publicly available sources and other sources believed by the Company to be true. Although the Company believes these to be reliable, it has not independently verified the information from third party sources or analyzed or verified the underlying reports relied upon or referred to by the third parties or ascertained the underlying economic and other assumptions relied upon by the third parties. The Company believes the market, industry and economic data and projections are accurate and that the estimates and assumptions are reasonable, but there can be no assurance or guarantee as to their accuracy or completeness and the Company makes no representations as to the accuracy or completeness of such information.

2

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) dated July 27, 2023 of NextSource Materials Inc. (“NextSource”, “we”, “our” or “the Company”) should be read in conjunction with Company’s audited Consolidated Financial Statements for the years ended June 30, 2022 and 2021 that were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) that were filed on the Canadian Securities Administrators’ SEDAR website (the “Financial Statements”).

The Financial Statements and this MD&A are presented United States dollars (“USD” or “$”) and all units of measurement are expressed using the metric system, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars (“CAD$”).  The term “NSR” stands for net smelter royalty.  The term “tpa” stands for tonnes per annum. All references to Vision Blue mean Vision Blue Resources Limited.

Additional information relating to the Company is available on the Canadian Securities Administrators’ (the “CSA”) SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov.

AMENDMENT (JULY 5, 2023)

On July 5, 20223, the Company approved audited consolidated financial statements for the years ended June 30, 2022 and 2021 (the “Financial Statements”) with an audit opinion completed in accordance with Canadian generally accepted auditing standards (the “CAS Opinion”) in order to replace the Public Company Accounting Oversight Board (United States) (“PCAOB”) audit opinion.

The Financial Statements are not amended or restated financial statements, and the CAS Opinion delivered by MNP LLP, the Company auditors, complies with Canadian securities regulations. There are no changes to any of the amounts contained in the previously filed financial statements. The non-financial changes consisted of an update to the present day of Note 21 - Subsequent Events.

The Management Discussion & Analysis for the years ended June 30, 2022 and 2021 (“MD&A”) was refiled to accompany the Financial Statements.  There are no changes to any of the amounts contained in the previously filed MD&A. The non-financial changes consisted of an update to the present day the Company recent events, outlook and milestones, project descriptions, and subsequent event disclosures contained in the Financial Statements.

As a registrant with the Securities and Exchange Commission (the “SEC”), the Company misidentified itself as a “non-accelerated filer” instead of as an “accelerated filer” for the fiscal year ended June 30, 2022.  As a result of the misidentification, the Company did not obtain, and the Company’s auditors were not engaged, to complete an attestation of its internal controls over financial reporting (“ICFR”) (as required by Section 404(b) of the Sarbanes-Oxley Act) as required for an “accelerated filer” in accordance with the applicable rules and regulations of the SEC and the PCAOB. Since the Company did not obtain, and is not seeking, an attestation of its ICFR, the previously issued PCAOB audit opinion needed to be retracted.

The Company has filed an amendment to its annual report on Form 40-F with the SEC, and will file a Form 15 to suspend its reporting obligations under Section 13 and 15(d) of the Securities Exchange Act of 1934, as amended.

AMENDMENT (JULY 27, 2023)

Mineral reserves can only be estimated on the basis of an economic evaluation that is used in a prefeasibility or feasibility study of a mineral project. The technical report entitled “Molo Phase 2 Preliminary Economic Assessment, National Instrument 43-101 Technical Report on the Molo Graphite Project located near the village of Fotadrevo, in the Province of Toliara, Madagascar” with an effective date of April 27, 2022 (the “PEA”) incorrectly included the previously delineated mineral reserve estimate for Phase 1 of the Molo Graphite Mine into the preliminary economic assessment for Phase 2 expansion of the Molo Graphite Mine, in contravention of National Instrument 43-101 – Standards of Disclosure for Mineral Projects. To correct such error, the Company is hereby retracting the mineral reserve estimate from the PEA, this MD&A, and from any other continuous disclosure documents filed by the Company.

The Company is in the process of preparing a feasibility study relating to a Phase 2 expansion of the Molo Graphite Mine, the results of which are anticipated to be completed within 6 to 8 weeks.

The MD&A was refiled to retract references to the mineral reserve statements noted above, and additionally to adjust certain disclosures and remove certain non-IFRS measures previously included relating to the Mauritius BAF. There are no changes to any of the amounts contained in the previously filed MD&A. The non-financial changes consisted of an update to the present day the Company recent events, outlook and milestones, project descriptions, and subsequent event disclosures.

3

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

EXECUTIVE SUMMARY

NextSource Materials Inc. (the "Company" or “NextSource”) was continued under the Canada Business Corporations Act from the State of Minnesota to Canada on December 27, 2017 and has a fiscal year end of June 30. The Company's registered head office and primary location of records is 130 King Street West, Exchange Tower, Suite 1940, Toronto, Ontario Canada, M5X 2A2. The Company’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “NEXT” and the OTCQB under the symbol “NSRCF”.

Business Strategy

NextSource is intent on becoming a vertically integrated global supplier of battery materials through the mining and value-added processing of graphite and other minerals.

•	On March 23, 2023, the Company announced the initiation of commissioning of Phase 1 of the Molo Graphite Mine, which has a production capacity of 17,000 tonnes per annum (“tpa”) of SuperFlake® graphite concentrate. The mine produced its first tonne of graphite on June 21, 2023 and is expected to ramp up to its nameplate capacity of 17,000 tpa of flake graphite concentrate over a period of up to three months.

•	The Company is progressing with a Feasibility Study for a proposed Phase 2 Expansion of the Molo Graphite Mine, which is expected to be completed within 6 to 8 weeks. Prior to making a Phase 2 construction decision, the Company will consider the Feasibility Study results as well as Phase 1 operational results.

•	On February 28, 2023, the Company announced it selected Mauritius as the site of its first Battery Anode Facility (the “Mauritius BAF”) capable of producing coated spheronized purified graphite (“CSPG”). The Company also announced economic results from a technical study on the Mauritius BAF and announced the signing of an industrial lease at a freeport-classified industrial park in Port-Louis, Mauritius. Front-end engineering and environmental and social impact assessment (“ESIA”) permitting for the site is currently in progress and construction is expected to begin in August 2023 after obtaining necessary financing.

The Company also owns the Green Giant Vanadium Project, located in Madagascar, and the Sagar Project, located in Quebec, both of which are at the exploration and evaluation stage.

The Company has not previously operated any mines or processing facilities, and no commercial revenues have been generated from any mineral resources. The Company does not pay dividends and is unlikely to do so in the immediate or foreseeable future.

The Company accepts the risks which are inherent to mineral exploration and development programs and exposure to the cyclical nature of mineral and commodity prices. These risks are discussed in greater detail in the Risk Factors section of this MD&A.

RECENT HIGHLIGHTS

On July 14, 2021, the Company announced the appointment of Ian Pearce to the Board of Directors and the resignation of David McNeely as a Director of the Company.

On July 22, 2021, the Company announced that it has been accepted as a member of both the European Battery Alliance (“EBA”) and the European Raw Materials Alliance (“ERMA”).

On September 8, 2021, the Company announced it intends to assess emerging opportunities to accelerate expansion through the potential acquisition and development of additional metals and mineral assets that are expected to play a vital role in clean energy technologies.

On November 15, 2021, the Company announced the addition of proprietary graphite coating process to its BAF partnership for the production of CSPG.

On December 14, 2021, the Company announced the offshore fabrication and assembly of the processing plant had been completed.

On January 11, 2022, the Company announced the completion of factory acceptance testing and that preparations for the transport to the mine site had been initiated.

On April 27, 2022, the Company filed a Phase 2 PEA Technical Study that considers an enhanced Phase 2 expansion consisting of a stand-alone processing plant with a production capacity of 150,000 tonnes per annum of graphite concentrate over a 26-year life of mine.  The PEA assumes the Phase 2 processing plant is built adjacent to the Phase 1 processing plant currently under construction.

On April 28, 2022, the Company announced the construction team was setup at the Molo Graphite Mine site in Madagascar and civil and earthworks have been initiated in preparation for the delivery and installation of the processing plant.

On April 28, 2022, the Company announced the initiation of a Feasibility Study and front-end engineering design (“FEED”) study for the proposed Phase 2 expansion of 150,000 tpa of graphite concentrate that was considered in the PEA.

On May 24, 2022, the Company announced construction of the solar, battery and thermal hybrid energy power plant had begun and all required licenses to initiate construction of the solar facility had been obtained.  The Company also announced that due to increases in global logistics costs, the Phase 1 construction budget had been increased by approximately $3.0 million to $24.0 million plus an additional $3.0 million for working capital.

4

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

On August 9, 2022, the Company announced the processing plant had been unloaded in the port of Fort Dauphin and was expected to take approximately 45 days to transport and begin reassembly of the plant at the mine site.

On August 17, 2022, the Company received an additional $3.0 million from Vision Blue as part of the royalty financing agreement.

On October 25, 2022, the Company announced the early exercise of 23,214,286 warrants by Vision Blue, which was completed on October 31, 2022 resulting in gross proceeds of $17.0 million.  As a result of the exercise, Vision Blue will have beneficial ownership of, or control and direction over 58,428,572 common shares representing approximately 46.71% of the outstanding common shares.

On October 25, 2022, the Company announced that all processing plant modules and supporting equipment had been transported to the mine site and that reassembly of the processing plant was in progress.  The Company announced the addition of Danniel Stokes as Vice President, Special Projects, and Wilhelm Reitz as Mine Manager of the Molo Graphite Mine.

On February 28, 2023, the Company announced the results of a technical study for the Mauritius BAF with a production capacity of 3,600 tpa of CSPG.  The study estimated capital expenditures of US$23.5 million with working capital investments of US$4.9 million, resulting in annual sales of US$33.7 million and operating cash flows of US$13.2 million.

On February 28, 2023, the Company recognized a ROU asset and lease obligation of $12,125,134 using an incremental borrowing rate of 11.5% for the Mauritius BAF industrial lease, which has an initial term of 20 years plus a renewal of 5 years.  The lease is payable annually in USD and as of March 31,2023, had a remaining term of 24.9 years.  The initial annual lease is $1,338,637 and will increase according to the annual change in US CPI with a minimum of 0% and maximum of 3%.

On March 23, 2023, the Company announced that commissioning of the Company’s Molo Graphite Mine in Madagascar had been initiated and the installation of the solar and battery facility for the hybrid power plant was in progress.  The Company also announced the addition of Dr. Markus Reichardt as Vice President of Sustainability.

On June 22, 2023, the Company announced production of the first tonne of SuperFlake® graphite concentrate as part of the commissioning and optimization of the processing plant.  The operations team will now shift their focus to ramping up the plant throughput to its nameplate capacity of 17,000 tpa of flake graphite concentrate over a period of up to three months.

On July 12, 2023, the Company announced a CAD$50 million ($37.5 million) prospectus offering consisting of 30,303,500 common shares at CAD$1.65 ($1.25). The prospectus offering is expected to close on August 1, 2023, and remains subject to receipt of the necessary regulatory and stock exchange approvals.

OUTLOOK AND MILESTONES

The Company is not providing any forward guidance on mining tonnages, production volumes, revenues, or operating costs the Molo Graphite Mine.

In relation to the Molo Graphite Mine, the Company is working to achieve the following milestones over the next twelve months:

•	Ramp-up to full Phase 1 production capacity
•	Declaration of commercial production and first commercial shipment
•	Completion of a Feasibility Study for a Phase 2 expansion
•	Obtain sufficient financing for construction of a Phase 2 expansion
•	Decision to proceed with construction of a Phase 2 expansion

In relation to the BAFs, the Company is working to achieve the following milestones over the next twelve months:

•	Obtain sufficient financing, complete FEED study, and receive ESIA approvals and permits for construction of the Mauritius BAF
•	Decision to proceed with construction of the Mauritius BAF
•	Completion of construction of the Mauritius BAF
•	Technical studies for additional BAF development projects

RESULTS OF OPERATIONS

The Company currently has two operating segments, consisting of mine development and the exploration and evaluation of mineral resources.  No commercial revenues have been generated by the Company.  The Company's President and Chief Executive Officer and Chief Financial Officer are the operating decision‑makers and direct the allocation of resources to its segments.

5

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

Financial Results for the years ended June 30, 2022 and 2021

	Year ended	Year ended	Three months ended	Three months ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
Revenues	$-	$-	$-	$-
Mine development expenses
Mineral claims (Madagascar)	121,115	3,335	68,840	(10,197)
Payroll and benefits	5,976	-	2,975	-
Engineering and metallurgical (Canada, South Africa)	9,191	38,598	9,191	28,763
Consulting fees (Madagascar)	(142,083)	265,635	11,249	164,220
Mine admin (Madagascar)	41,895	-	22,939	-
Travel	29,066	16,100	23,796	16,100
Total mine development expenses	65,160	323,668	138,990	198,886
Exploration and evaluation expenses
Mineral claims (Canada)	4,927	15,335	277	12,810
Mineral claims (Madagascar)	60,546	4,449	40,068	(29,974)
Engineering and metallurgical (Canada, South Africa)	-	-	(9,191)	-
Exploration camp and admin (Madagascar)	112,482	27,031	38,835	11,614
Total exploration and evaluation expenses	177,955	46,815	69,989	(5,550)
General and administrative expenses
Payroll and benefits	707,936	483,519	218,913	186,316
Consulting Fees	416,503	383,841	109,751	115,060
Legal Fees	65,291	99,316	35,620	27,424
Professional Fees	215,481	155,108	67,591	41,033
Public Company expenses	134,674	163,533	(5,041)	51,756
Travel expenses	81,748	23,399	36,106	20,656
Insurance expenses	124,498	30,816	75,196	9,554
Rent expenses	7,141	19,857	544	4,977
Office and admin	176,020	37,412	(87,914)	16,107
Total general and administrative expenses	1,929,292	1,396,801	450,766	472,883
Share-based compensation	385,930	3,744,172	229,272	(48,932)
Amortization of plant and equipment	35,040	6,592	14,230	1,745
Lease finance costs	11,980	1,317	11,214	266
Flow through provision (gain)	(28,385)	(146,814)	(28,385)	(146,814)
Foreign currency translation (gain) loss	87,543	101,252	87,874	136,898
Interest (income)	(191)	(104)	(57)	(104)
Interest expense	32	273	-	128
Royalty Fee	-	-	-	-
Foreign taxes	26	92	26	92
Sub-total before other items	2,664,382	5,474,064	973,919	609,498
Government assistance	-	-	-
Realized gain on disposal of asset	(2,530)	-	(2,530)	-
Change in value of royalty obligation	495,704	-	95,405	-
Change in value of warrant liability	(19,229,287)	36,486,420	(30,775,492)	26,810,060
Change in value of production obligation	(48,472)	-	-	-
Net income (loss) for the year	16,120,203	(41,960,484)	29,708,698	(27,419,558)
Other comprehensive income
Items that will be reclassified subsequently to net income (loss)
Translation adjustment for foreign operations	76,154	134,639	83,370	134,846
Net income (loss) and comprehensive income (loss) for the year	$16,196,357	$(41,825,845)	$29,792,068	$(27,284,712)

Discussion of the years ended June 30, 2022 and 2021

The Company had net income and comprehensive income of $16,196,357 (2021: net loss and comprehensive loss of $41,825,845).

Mine development expenditures decreased to $65,160 (2021: $323,668) due to the reversal of consulting fee accruals resulting in a gain of $142,083 (2021: expense of $265,635) and increased mineral claims expenses to $121,115 (2021: $3,335).

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

Exploration and evaluation expenditures increased to $177,955 (2021: $46,815) due to increased exploration camp and administration expenses to $112,483 (2021: $27,031).  The exploration camp has been used to support mine development activities in anticipation of completion of the mine construction camp.

General and administrative expenses increased to $1,929,292 (2021: $1,396,801) due to increased payroll and benefits to $707,936 (2021: $483,519), consulting fees to $416,503 (2021: $383,841), professional fees to $215,481 (2021: $155,108), travel expenses to $81,748 (2021: $23,399), insurance expenses to $124,498 (2021: $30,816), and office and admin expenses to $176,019 (2021: $37,412).  Public company and legal fees decreased since no new equity financings were completed during fiscal 2022.

Share-based compensation decreased to $385,930 (2021: $3,744,172) since no stock options were granted during fiscal 2022. The royalty obligation was remeasured resulting in a change in value loss of $495,704 (2021: $nil). The warrant derivative liabilities were remeasured resulting in a change in value gain of $19,229,287 (2021: loss of $36,486,420). The production obligation was remeasured resulting in a change in value gain of $48,272 (2021: $nil). The Company realized a gain on disposal of asset of $2,530 (2021: $nil).

Discussion of the three months ended June 30, 2022 and 2021

Mine development expenditures decreased to $138,990 (2021: $198,886) due to lower consulting fees to $11,249 (2021: $164,220) net of increased mineral claim expenses of $68,840 (2021: gain of $10,197).

Exploration and evaluation expenditures increased to $69,990 (2021: gain of $5,550) due to increased exploration camp and admin expenses to $38,835 (2021: $11,614). The exploration camp has been used to support mine development activities in anticipation of completion of the mine construction camp.

General and administrative expenses decreased to $450,766 (2021: $472,883) due to increased payroll and benefits to $218,913 (2021: $186,316), professional fees to $67,591 (2021: $41,033), travel to $36,106 (2021: $20,656) and insurance expenses to $75,196 (2021: $9,554).  Public company expenses decreased to a gain of $5,041 (2021: $51,756).  Office and admin expenses decreased to a gain of $87,914 (2021: $16,107).

Share-based compensation increased to $229,272 (2021: gain of $48,932). The royalty obligation was remeasured resulting in a change in value loss of $95,405 (2021: $nil). The warrant derivative liabilities were remeasured resulting in a change in value gain of $30,775,492 (2021: loss of $26,810,060). The Company realized a gain on disposal of asset of $2,530 (2021: $nil).

STATEMENT OF FINANCIAL POSITION

Cash and Cash Equivalents

The Company’s cash balances are deposited with major financial institutions in Canada and with reputable financial institutions in Madagascar and Mauritius.  Limited amounts of cash are currently held in Madagascar and Mauritius.

Cash and cash equivalents	Canada	Mauritius	Madagascar	Total
	$	$	$	$
As at June 30, 2022	9,641,083	61,010	91,160	9,793,253
As at June 30, 2021	22,422,783	1,130	13,173	22,437,086

Amounts Receivable and Prepaid Expenses

Amounts receivables increased to $574,260 (June 30, 2021: $92,370) due to short-term loans to officers and increased value-added tax receivables.  Prepaid expenses increased to $96,792 (June 30, 2021: $52,974) due to an increase in prepaid software licenses.

Long-Term Deposits

Deposits increased to $181,161 (June 30, 2021: $nil) for prepaid expenditures relating to assets under construction.

Property, Plant, and Equipment

As of June 30, 2022, property, plant, and equipment was $18,652,394 (June 30, 2021: $4,337,161). The Assets Under Construction consist of $15,692,451 for Phase 1 of the Molo Mine, $552,960 for Phase 2 of the Molo Mine and $547,812 for the BAF plant. During the year ended June 30, 2022, the Company capitalized additions of $14,350,273 (year ended June 30, 2021: 4,325,642) and amortized $35,040 (year ended June 30, 2021: $6,592).  The Mining Property additions include production obligation accretion of $94,634.  The Assets Under Construction additions include royalty obligation accretion of $904,771.  The Right of Use Assets additions of $389,049 consist of the recognition of long-term property lease obligation.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

	Mining	Assets Under	Equipment &	Right of Use
	Property	Construction	Vehicles	Assets	Total
	$	$	$	$	$
As at June 30, 2020	-	-	-	18,111	18,111
Additions	708,514	3,611,890	5,238	-	4,325,642
Amortization	-	-	(555)	(6,037)	(6,592)
As at June 30, 2021	708,514	3,611,890	4,683	12,074	4,337,161
Additions	398,836	13,181,333	239,542	530,562	14,350,273
Amortization	-	-	(29,053)	(5,987)	(35,040)
As at June 30, 2022	1,107,350	16,793,223	215,172	536,649	18,652,394

Cost	708,514	3,611,890	5,238	24,165	4,349,807
Accumulated amortization	-	-	(555)	(12,091)	(12,646)
As at June 30, 2021	708,514	3,611,890	4,683	12,074	4,337,161

Cost	1,107,350	16,793,223	244,780	554,727	18,700,080
Accumulated amortization	-	-	(29,608)	(18,078)	(47,686)
As at June 30, 2022	1,107,350	16,793,223	215,172	536,649	18,652,394

Accounts Payable and Accrued Liabilities

Accounts payable increased to $817,265 (June 30, 2021: $383,428) due to an increase in construction related payables.  Accrued liabilities increased to $1,047,400 (June 30, 2021: $221,692) due to increased accruals related to mine construction expenditures.

Short-Term Debt

The Company had a Canada Emergency Business Account (CEBA), which had loan forgiveness provisions whereby 25% of the loan principal would be forgiven if 75% of the loan principal was repaid prior to December 31, 2022.  The Company had previously withdrawn CAD$40,000 and repaid CAD$30,000 of loan principal, thereby recognizing a CAD$10,000 provision for loan forgiveness resulting in a carrying balance of $nil on June 30, 2021.  On January 28, 2022, the Company received confirmation the CAD$10,000 forgiveness had been received and the CEBA was closed.

Lease Obligations

On July 1, 2019, the Company recognized a right of use asset and lease obligations of $24,164 using an incremental borrowing rate of 10.43% related to the long-term lease of the exploration camp in Fotadrevo, Madagascar.  As of June 30, 2022, the exploration camp lease had a remaining term of 12 months.

On March 31, 2022, the Company recognized a right of use asset and lease obligations of $389,049 using an incremental borrowing rate of 13.8% related to the long-term emphyteutic property lease for the Molo mining property, which is payable to the Government of Madagascar and will expire in 2072.

The following table sets out the carrying amounts of lease obligations for right of use assets included in the consolidated statement of financial position and the movements between the reporting periods:

	Camp Lease	Property Lease	Total Obligations
	$	$	$
As at June 30, 2020	16,018	-	16,018
Additions	-	-	-
Lease payments	(6,367)	-	(6,367)
Finance costs	1,317	-	1,317
Foreign exchange adjustments	131	-	131
As at June 30, 2021	11,099	-	11,099
Additions	-	389,049	389,049
Lease payments	(6,027)	(47,252)	(53,279)
Finance costs	900	11,080	11,980
Foreign exchange adjustments	(318)	(8,713)	(9,031)
As at June 30, 2022	5,654	344,164	349,818

8

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

The following table sets out the lease obligations included in the consolidated statements of financial position:

	Camp Lease	Property Lease	Total Obligations
	$	$	$
Current portion of lease obligations	5,654	46,071	51,725
Long-term lease obligations	-	298,093	298,093
As at June 30, 2022	5,654	344,164	349,818

Future minimum lease payments required to meet obligations that have initial or remaining non-cancellable lease terms are set out in the following table:

	Camp Lease	Property Lease	Total Obligations
	$	$	$
Within 12 months	5,890	46,071	51,961
Between 13 and 24 months	-	46,071	46,071
Between 25 and 36 months	-	46,071	46,071
Between 37 and 48 months	-	46,071	46,071
Between 49 and 60 months	-	46,071	46,071
Over 60 months	-	2,027,124	2,027,124
Total undiscounted lease obligations	5,890	2,257,479	2,263,369

Leases of low value assets, short term leases of 12 months or less, and leases with variable payments proportional to the rate of use of the underlying asset do not give rise to a lease obligation.  During the year ended June 30, 2022, the Company recognized short-term rent expenses of $7,141 (2021: $19,857) in the consolidated statements of operations and comprehensive income (loss).

Royalty obligations – Vision Blue

On February 8, 2021, the Company announced that it entered into a binding agreement with Vision Blue to provide a Financing Package for total gross proceeds of $29.5 million consisting of private placements and a royalty financing agreement.  As part of the royalty financing agreement:

•	The Company received the initial royalty funding of $8.0 million (less a $1.5 million royalty financing fee) on June 28, 2021 and received the remaining $3.0 million on August 17, 2022.

•	Beginning on the biannual period ending June 30, 2022, the Company will pay to Vision Blue the greater of: (i) $825,000 (the “Minimum Repayment”) or (ii) 3% of the gross sales revenues from graphite concentrate sales (the “GSR”). Once Vision Blue has received cumulative royalty payments of $16.5 million, the Minimum Repayment will cease, and the royalty will be based on the GSR. NextSource will have the option at any time to reduce the GSR to 2.25% upon payment to Vision Blue of $20 million. The Company may delay each of the biannual Minimum Repayments by 12 months, which will become subject to accrued interest of 15% per annum.

•	Vision Blue received a royalty of 1.0% of the gross revenues from sales of vanadium pentoxide (“V2O5”) from the Green Giant Vanadium Project for a period of 15 years following commencement of production of V2O5.

On June 30, 2021, the Company recognized a royalty obligation at the fair value of $6.5 million, which was equal to the present value using an effective discount rate of 13.8% of (1) the deferred royalty funding of $3.0 million, (2) the minimum royalty payments, (3) the accrued interest on minimum royalty payment deferrals of 12 months each, and (4) the perpetual 3% royalty on the estimated revenues of the remaining 30-year life of mine for Phase 1.  The discount rate was determined at recognition by calculating the internal rate of return (IRR) of the expected cash flows.  Upon recognition, a total of $169,279 of capitalized legal fees was netted against the obligation resulting in an initial carrying value of $6,330,721. The carrying value of the royalty obligation will be remeasured at each reporting period based on the revised expected future cash flows using the original discount rate under the amortized cost method.

During the year ended June 30, 2022, the royalty obligation was increased by accretion of $904,771 (2021: $Nil), which was capitalized as Assets Under Construction under property, plant, and equipment.  As of June 30, 2022, the royalty obligation was remeasured at $7,731,196 (June 30, 2021: $6,330,721) resulting in a change in valuation of $495,704 (2021: $Nil).

9

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

Total
$
As at June 30, 2020	-
Recognition of royalty obligation	6,330,721
As at June 30, 2021	6,330,721
Accretion of royalty obligation	904,771
Remeasurement of royalty obligation	495,704
As at June 30, 2022	7,731,196

 Future undiscounted minimum royalty payments including accrued interest on deferrals are set out in the following table:

Total
$
Within 12 months	948,750
Between 13 and 24 months	1,897,500
Between 25 and 36 months	1,897,500
Between 37 and 48 months	1,897,500
Between 49 and 60 months	1,897,500
Over 60 months	10,436,250
Total undiscounted minimum payments and interest	18,975,000

Royalty obligations - Malagasy

On December 14, 2011, the Company entered into a Definitive Joint Venture Agreement ("JVA") with Malagasy Minerals Limited ("Malagasy") to acquire a 75% interest in a property package that included graphite and vanadium exploration claims.  On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest, subject to Malagasy retaining a 1.5% net smelter royalty (“NSR”).  Prior to becoming a Director of the Company, Brett Whalen purchased an option to acquire the 1.5% NSR from Malagasy upon the mine achieving commercial production in return for a further payment to Malagasy.

Royalty obligations – BAF Plant

On April 12, 2021, the Company announced a binding partnership agreement for the construction of BAF plants capable of converting flake graphite into SPG and CSPG using the partner’s proven processing technology. The Chinese partner will design and develop the process flowsheets, source all necessary equipment, and will provide all necessary training and operational know-how and in return will receive a 2% licensing royalty. Whereas the Japanese partner will leverage its sales relationships and will act as exclusive agent for sales, marketing, and trading and in return will receive a 3% sales commission royalty.

Warrant Derivative Liabilities

During the year ended June 30, 2022, a total of $4,462,156 was reclassified to equity upon the exercise of warrants.  As of June 30, 2022, the derivative liability was remeasured at $21,689,490 (June 30, 2021: $45,380,933) resulting in a change in fair value of $19,229,287 (2021: $6,808,106) through the consolidated statement of operations and comprehensive income (loss).

Warrant Liability
$
As at June 30, 2020	208,768
Recognition of derivative liability	56,216,388
Reclassification to equity on exercise of warrants	(4,236,117)
Change in fair value	(6,808,106)
As at June 30, 2021	45,380,933
Reclassification to equity on exercise of warrants	(4,462,156)
Change in fair value	(19,229,287)
As at June 30, 2022	21,689,490

Commercial production provision

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest in the Molo Graphite Property.  Pursuant to the Agreements, a further cash payment of CAD$1,000,000 will be due within five days of the commencement of commercial production (the “Commercial Production Fee”).  On June 30, 2021, the Company recognized a provision of $708,514 using a 13.8% discount rate based on the expected settlement of the Commercial Production Fee on or around June 30, 2022.  The provision was recorded at amortized cost and was capitalized as Property under Property, Plant and Equipment.

10

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

During the year ended June 30, 2022, accretion of $94,634 (2021: $Nil) was capitalized as Property and a remeasurement gain of $48,472 was recognized through the consolidated statement of operations and comprehensive income (loss).  On June 30, 2022, the provision was remeasured at $727,051 (June 30, 2021: $708,514) due to changes in foreign exchange that were recognized the consolidated statement of operations and comprehensive income (loss).

Flow-through provision

During fiscal 2014, the Company issued 17,889,215 flow-through shares to eligible Canadian taxpayer subscribers which included a contractual commitment for the Company to incur $3,812,642 in eligible Canadian Exploration Expenditures (“CEEs”) by December 31, 2014, as per the provisions of the Income Tax Act of Canada. The CEEs were renounced as a tax credit to the flow-through share subscribers on December 31, 2013.  As at December 31, 2014, the Company had unfulfilled CEE obligations. During the year ended June 30, 2015, the Company recorded a provision for the Part XII.6 taxes and related penalties payable to the Canada Revenue Agency and for the indemnification liability to subscribers of the flow-through shares for the additional taxes payable related to the CEE renunciation shortfall.

As of June 30, 2022, based on the limited amount of completed settlements the Company revised the provision to $nil (June 30, 2021: $29,508) resulting in a gain of $28,385 (June 30, 2021: $146,814) recognized through the consolidated statement of operations and comprehensive income (loss).

OUTSTANDING SECURITIES

The Company’s common shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “NEXT” and the OTCQB under the symbol “NSRCF”.  The Company’s common shares have no par value, and the authorized share capital is composed of an unlimited number of common shares.

 As of June 30, 2022, the Company had the following outstanding securities:

Common shares issued and outstanding	101,872,614
Warrants	23,214,286
Stock options	1,910,000
Restricted share units (RSUs)	270,000
Fully diluted common shares	127,266,900

Common Shares

As of June 30, 2022, the Company had 101,872,614 common shares issued and outstanding (June 30, 2021: 98,184,260).

The following shares were issued during the year ended June 30, 2022:

(a)	On September 23, 2021, a total of 211,112 warrants priced at CAD$0.90 were exercised into 211,112 common shares for gross proceeds of $150,588.

(b)	On October 5, 2021, a total of 54,616 warrants priced at CAD$0.65 and 206,667 warrants priced at CAD$0.90 were exercised into 261,283 common shares for gross proceeds of $175,077.

(c)	On October 20, 2021, a total of 155,556 warrants priced at CAD$0.90 were exercised into 155,556 common shares for gross proceeds of $113,110.

(d)	On October 22, 2021, a total of 214,445 warrants priced at CAD$0.90 were exercised into 214,445 common shares for gross proceeds of $156,129.

(e)	On November 23, 2021, a total of 100,000 warrants priced at CAD$0.65 were exercised into 100,000 common shares for gross proceeds of $51,407.

(f)	On December 16, 2021, a total of 123,518 RSUs were converted into common shares.

(g)	On March 2, 2022, a total of 461,539 warrants priced at CAD$0.65 were exercised into 461,539 common shares for gross proceeds of $235,804.

(h)	On March 31, 2022, a total of 30,800 warrants priced at CAD$0.65 were exercised into 30,800 common shares for gross proceeds of $15,998.

(i)	On April 28, 2022, a total of 38,500 warrants priced at CAD$0.65 were exercised into 38,500 common shares for gross proceeds of $19,575.

11

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

(j)	On May 18, 2022, a total of 325,000 warrants priced at CAD$0.65 were exercised into 325,000 common shares for gross proceeds of $162,345.

(k)	On May 18, 2022, a total of 220,000 options priced at USD$0.66 were exercised into 220,000 common shares for gross proceeds of $144,833.

(l)	On May 23, 2022, a total of 220,000 options priced at USD$0.66 were exercised into 220,000 common shares for gross proceeds of $146,764.

(m)	On June 2, 2022, a total of 220,000 options priced at USD$0.66 were exercised into 220,000 common shares for gross proceeds of $145,200.

(n)	On June 9, 2022, a total of 215,000 options priced at USD$0.66 were exercised into 215,000 common shares for gross proceeds of $141,900.

(o)	On June 24, 2022, a total of 30,800 warrants priced at CAD$0.65 were exercised into 30,800 common shares for gross proceeds of $15,529.

(p)	On June 27, 2022, a total of 180,000 warrants priced at CAD$0.65 were exercised into 180,000 common shares for gross proceeds of $91,090.

(q)	On June 30, 2022, a total of 680,801 warrants priced at CAD$0.65 were exercised into 680,801 common shares for gross proceeds of $343,538.

The following changes to the issued and outstanding common shares occurred during the year ended June 30, 2021:

(a)

On July 2, 2020, the Company completed a non-brokered private placement of 6,157,887 units at a price of $0.24 (CAD$0.325) per unit for gross proceeds of $1,476,571 (CAD$2,001,310). Each unit consisted of one common share of the Company and one-half of one common share purchase warrant, with each full warrant entitling the holder to acquire one additional common share of the Company at a price of $0.48 (CAD$0.65) per share for a period of 24 months. No finder fees or commissions were paid in association with the private placement. In connection with the non-brokered private placement, the Company incurred $9,293 in share issuance costs.

(b)	On December 22, 2020, a total of 72,174 stock options priced at $0.56 were exercised into 72,174 common shares for gross proceeds of $40,418.

(c)	On February 9, 2021, a total of 147,000 stock options priced at $0.66 were exercised into 147,000 common shares for gross proceeds of $97,054.

(d)	On February 12, 2021, a total of 55,000 warrants priced at CAD$0.90 and 15,385 warrants at a price of CAD$0.65 were exercised into 70,385 common shares for gross proceeds of $46,760.

(e)

On February 19, 2021, a total of 22,223 stock options priced at CAD$0.90 were exercised into 22,223 common shares for gross proceeds of $15,857 and a total of 517,443 RSUs that vested on February 7, 2021 were converted into common shares for no additional consideration.

(f)	On February 23, 2021, a total of 73,000 stock options priced at $0.66 were exercised into 73,000 common shares for gross proceeds of $48,439.

(g)	On February 26, 2021, a total of 111,112 warrants priced at CAD$0.90 were exercised into 111,112 common shares for gross proceeds of $79,172.

(h)	On March 4, 2021, a total of 50,000 warrants priced at CAD$0.65 were exercised into 50,000 common shares for gross proceeds of $25,681.

(i)	On March 8, 2021, a total of 290,000 stock options priced at CAD$1.00 and 220,000 stock options priced at $0.66 were exercised into 510,000 common shares for gross proceeds of $374,494.

(j)

On March 15, 2021, the Company completed a non-brokered private placement of 12,000,000 common shares at a price of CAD$0.65 per share for total gross proceeds of $6,000,000 (CAD$7,800,000). In connection with the non-brokered private placement, the Company incurred $16,367 in share issuance costs.

12

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

(k)	On April 12, 2021, a total of 361,500 warrants priced at CAD$0.65 and 55,555 warrants priced at CAD$0.90 were exercised into 417,055 common shares for gross proceeds of $226,506.

(l)

On May 19, 2021, the Company completed a non-brokered private placement of 23,214,286 units at a price of CAD$0.65 per unit for total gross proceeds of $12,500,000 (CAD$15,089,286). Each unit consisted of one common share of the Company and one common share purchase warrant, with each warrant entitling the holder to acquire one additional common share of the Company at a price of CAD$1.00 per share for a period of 24 months. No finder fees or commissions were paid in association with the private placement. In connection with the non-brokered private placement, the Company incurred $87,788 in share issuance costs.

(m)	On May 25, 2021, a total of 750,000 warrants priced at CAD$0.65 were exercised into 750,000 common shares for gross proceeds of $403,705.

(n)	On June 7, 2021, a total of 200,000 warrants priced at CAD$0.90 were exercised into 200,000 common shares for gross proceeds of $148,518.

(o)	On June 23, 2021, a total of 222,223 warrants priced at CAD$0.90 were exercised into 222,223 common shares for gross proceeds of $162,000.

Common Share Purchase Warrants

As of June 30, 2022, the Company had 23,214,286 common share purchase warrants outstanding (June 30, 2021: 25,904,122) with a weighted average expiration of 0.88 years (June 30, 2021: 1.77 years), which are exercisable into 23,214,286 (June 30, 2021: 25,904,122) common shares at a weighted average exercise price of USD$0.78 (June 30, 2021: USD$0.78). All outstanding warrants vested on their respective issue dates.

			As at				As at
Issued	Expiration	Exercise	June 30,				June 30,
Date	Date	Price	2021	Issued	Cancelled	Exercised	2022
October 25, 2019	October 25, 2021	CAD $0.90	787,780	-	-	(787,780)	-
July 2, 2020	July 2, 2022	CAD $0.65	1,902,056	-	-	(1,902,056)	-
May 19, 2021	May 19, 2023	CAD $1.00	23,214,286	-	-	-	23,214,286
Totals			25,904,122	-	-	(2,689,836)	23,214,286

Nil common share purchase warrants were issued during the year ended June 30, 2022.

			As at				As at
Issued	Expiration	Exercise	June 30,				June 30,
Date	Date	Price	2020	Issued	Cancelled	Exercised	2021
August 17, 2018	August 17, 2020	CAD $1.00	1,065,265	-	(1,065,265)	-	-
October 25, 2019	October 25, 2021	CAD $0.90	1,453,892	-	-	(666,112)	787,780
July 2, 2020	July 2, 2022	CAD $0.65	-	3,078,941	-	(1,176,885)	1,902,056
May 19, 2021	May 19, 2023	CAD $1.00	-	23,214,286	-	-	23,214,286
Totals			2,519,157	26,293,227	(1,065,265)	(1,842,997)	25,904,122

The following common share purchase warrants were issued during the year ended June 30, 2021:

(a)

On July 2, 2020, the Company completed a non-brokered private placement of 6,157,887 units at a price of $0.24 (CAD$0.325) per unit for gross proceeds of $1,476,571 (CAD$2,001,310). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (a “Warrant”), with each full Warrant entitling the holder to acquire one additional common share of the Company at a price of CAD$0.65 (USD$0.52) per share for a period of 24 months.

(b)

On May 19, 2021, the Company completed a non-brokered private placement of 23,214,286 units at a price of CAD$0.65 per unit for total gross proceeds of $12,500,000 (CAD$15,089,286). Each unit consisted of one common share of the Company and one common share purchase warrant, with each warrant entitling the holder to acquire one additional common share of the Company at a price of CAD$1.00 (USD$0.80) per share for a period of 24 months.

13

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

Stock Options

As of June 30, 2022, the Company had 1,910,000 stock options outstanding (June 30, 2021: 2,780,000) with a weighted average expiration of 1.74 years (June 30, 2021: 2.15), which are exercisable into 1,910,000 common shares (June 30, 2021: 2,780,000) at a weighted average exercise price of USD$2.17 (June 30, 2021: USD$1.73).  All the outstanding stock options vested on their respective grant dates.

			As at				As at
Award & Vesting	Expiration	Exercise	June 30,				June 30,
Date	Date	Price	2021	Awarded	Cancelled	Exercised	2022
June 9, 2017	June 9, 2022	USD $0.66	900,000	-	(25,000)	(875,000)	-
March 26, 2019	March 26, 2024	CAD $1.00	580,000	-	-	-	580,000
March 19, 2021	March 19, 2024	CAD $3.60	1,300,000	-	-	-	1,300,000
May 11, 2022	May 11, 2025	CAD $2.50	-	30,000	-	-	30,000
Totals			2,780,000	30,000	(25,000)	(875,000)	1,910,000

The following stock options were granted during the year ended June 30, 2022:

(a)

On May 11, 2022, the Company granted 30,000 stock options exercisable at a price of CAD$2.50 for a period of three years. The options were valued at $43,050 using the Black-Scholes pricing model based on a risk-free rate of 2.74%, a term of 3 years, volatility of 128% and a market price of $1.93 (CAD$2.50). These stock options vested on the grant date.

			As at				As at
Award & Vesting	Expiration	Exercise	June 30,				June 30,
Date	Date	Price	2020	Awarded	Cancelled	Exercised	2021
December 22, 2015	December 22, 2020	USD $0.56	630,001	-	(557,826)	(72,175)	-
June 9, 2017	June 9, 2022	USD $0.66	1,810,000	-	(470,000)	(440,000)	900,000
March 26, 2019	March 26, 2024	CAD $1.00	1,185,000	-	(315,000)	(290,000)	580,000
March 19, 2021	March 19, 2024	CAD $3.60	-	1,300,000	-	-	1,300,000
Totals			3,625,001	1,300,000	(1,342,826)	(802,175)	2,780,000

The following stock options were granted during the year ended June 30, 2021:

(a)

On March 19, 2021, the Company granted 1,300,000 stock options exercisable at a price of CAD$3.60 for a period of three years. The options were valued at $2,777,404 using the Black-Scholes pricing model based on a risk-free rate of 0.53%, a term of 3 years, volatility of 130% and a market price of $2.88 (CAD$3.60). These stock options vested on the grant date.

Restricted Share Units (RSUs)

As of June 30, 2022, the Company had 270,000 RSUs issued and outstanding (June 30, 2021: 475,000) which entitle the holders to receive 270,000 common shares (June 30, 2021: 475,000) for no additional consideration but are subject to satisfying their respective vesting conditions.  The RSUs have a weighted average until vesting of 0.38 years (June 30, 2021: 0.86) and weighted average until expiration of 1.00 years (June 30, 2021: 1.40). A total of $342,880 (2021: $468,844) was expensed as share-based compensation related to vesting or cancellation of RSUs

			As at				As at
Grant	Vesting	Expiration	June 30,				June 30,
Date	Date	Date	2021	Awarded	Cancelled	Converted	2022
Vesting condition - Employment on vesting date:
March 19, 2021	December 31, 2022	June 30, 2023	200,000	-	-	-	200,000
May 11, 2022	July 14, 2022	June 30, 2023	-	40,000	-	-	40,000
Vesting condition - Milestone achieved on vesting date:
March 19, 2021	June 30, 2022	December 31, 2022	125,000	-	(125,000)	-	-
March 19, 2021	May 17, 2021	December 31, 2021	150,000	-	-	(150,000)	-
May 11, 2022	July 14, 2022	June 30, 2023	-	30,000	-	-	30,000
Totals			475,000	70,000	(125,000)	(150,000)	270,000

The following RSUs were granted during the year ended June 30, 2022:

(a)

On May 11, 2022, the Company granted 40,000 RSUs with a vesting date of July 14, 2022, whereby the holder will receive 40,000 common shares subject to achieving certain milestones on the vesting date. The grant date fair value was estimated at $77,230 based on a grant-date market price of $1.93 (CAD$2.50).

(b)

On May 11, 2022, the Company granted 30,000 RSUs with a vesting date of July 14, 2022, whereby the holder will receive 30,000 common shares subject to being employed on the vesting date. These RSUs vested on July 14, 2022. The grant date fair value was estimated at $57,922 based on a grant-date market price of $1.93 (CAD$2.50).

14

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

The following occurred during the year ended June 30, 2022:

(a)	A total of 125,000 RSUs did not satisfy their vesting conditions and were cancelled.

(b)

A total of 150,000 RSUs satisfied their vesting conditions whereby 123,518 were converted into common shares and 26,482 were forfeited to cover payroll deductions owed to the Company by the recipient resulting in a reduction of capital of $70,190.

			As at				As at
Grant	Vesting	Expiration	June 30,				June 30,
Date	Date	Date	2020	Awarded	Cancelled	Converted	2021
Vesting condition - Employment on vesting date:
March 19, 2021	December 31, 2022	June 30, 2023	-	200,000	-	-	200,000
Vesting condition - Milestone achieved on vesting date:
December 29, 2020	February 7, 2021	February 19,2021	-	172,481	-	(172,481)	-
December 29, 2020	February 7, 2021	August 19, 2021	-	172,481	-	(172,481)	-
December 29, 2020	February 7, 2021	February 19, 2022	-	172,481	-	(172,481)	-
March 19, 2021	June 30, 2022	December 31, 2022	-	125,000	-	-	125,000
March 19, 2021	May 17, 2021	December 31, 2021	-	150,000	-	-	150,000
Totals			-	992,443	-	(517,443)	475,000

The following RSUs were granted during the year ended June 30, 2021:

(a)

On December 29, 2020, the Company granted 517,443 RSUs with variable vesting dates subject to achieving certain milestones prior to expiration whereby 33.33% was set to expire on each of Feb 16, 2021, August 16, 2021, and Feb 16, 2022. The fair value was estimated at $364,852 based on a grant-date market price of CAD$0.90 (USD$0.71).

(b)	On March 19, 2021, the Company granted the following RSUs:

a.

200,000 RSUs with a vesting date of December 31, 2022, whereby the holders will receive 200,000 common shares subject to achieving the vesting condition of being employees or consultants of the Company on the vesting date. The grant date fair value was estimated at $575,352 based on a grant-date market price of $2.88 (CAD$3.60).

b.

125,000 RSUs with a vesting date of June 30, 2023, whereby the holders will receive 125,000 common shares subject to achieving the milestone vesting conditions by the vesting date. The grant date fair value was estimated at $359,595 based on a grant-date market price of $2.88 (CAD$3.60).

c.

150,000 RSUs with a vesting date of May 17, 2021, whereby the holders will receive 150,000 common shares subject to achieving the milestone vesting condition by the vesting date. The grant date fair value was estimated at $431,514 based on the grant-date market price of $2.88 (CAD$3.60).

The following occurred during the year ended June 30, 2021:

(a)	A total of 517,443 RSUs satisfied their vesting conditions whereby 517,443 were converted into common shares.

TRANSACTIONS WITH RELATED PARTIES

Parties are related if one party has the direct or indirect ability to control or exercise significant influence over the other party in making operating and financial decisions.  Parties are also related if they are subject to common control or common significant influence.  Other related parties include companies controlled by key management personnel.  Related parties include key management, which consists of the Board of Directors, Chief Executive Officer, Chief Financial Officer, and the Senior Vice Presidents of the Company.

A transaction is considered a related party transaction when there is a transfer of economic resources or financial obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the fair value. Balances and transactions between the Company and its wholly owned subsidiaries, which are related parties of the Company, have been eliminated and are not disclosed in this note.

15

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

The following key management related party transactions occurred during the following reporting periods:

	Year ended	Year ended
	June 30,	June 30,
	2022	2021
Payroll and benefits	$452,631	$448,984
Consulting fees	339,612	341,541
Professional fees	27,506	35,946
Share-based compensation	385,930	3,744,172
Total	$1,205,679	$4,570,643

The following key management related party balances existed as of the end of the following reporting periods:

	As of	As of
	June 30,	June 30,
	2022	2021
Amounts receivable	$193,471	$17,007
Prepaid expenses	-	6,949
Accrued liabilities	35,257	64,503

Payroll and benefits are for employment compensation received by Craig Scherba (CEO), Brent Nykoliation (SVP), Brett Whalen (Director), Chris Kruba (Director), Ian Pearce (Director) and Sir Mick Davis (Chairman).  Consulting fees are for consulting compensation received by companies controlled by Marc Johnson (CFO) and Robin Borley (COO).  Professional fees are for the provision of accounting services by a company controlled by Marc Johnson (CFO).  Share-based compensation are for the vesting of stock options and RSUs awarded to officers and directors of the Company.  Amounts receivable are for short-term loans to officers related to payroll advances and the exercise of stock options.  Accrued liabilities are for the accrual of director fees.

LIQUIDITY AND CAPITAL MANAGEMENT

Capital Management

There were no changes in the Company's approach to capital management during the year ended June 30, 2022.

The Company’s investment policy is to invest excess cash in very low risk financial instruments such as term deposits or by holding funds in high yield savings accounts with major Canadian banks.

The Company is not subject to any externally imposed capital requirements.

The Company has not generated any revenues from mineral property interests, which are still in the development, or exploration & evaluation stage.  To date, the Company has funded its operations by raising equity and obtaining a royalty financing agreement.  To minimize liquidity risk, the Company has implemented cost control measures including a construction budget and the minimizing of discretionary expenditures unless the project has sufficient economic or geologic merit.

The Company manages its capital structure (consisting of shareholders’ deficiency) on an ongoing basis and in response to changes in economic conditions and risk characteristics of its underlying assets.  Changes to the capital structure could involve the issuance of new equity, obtaining working capital loans, construction financing, issuing debt, the acquisition or disposition of assets, or adjustments to the amounts held in cash, cash equivalents and short-term investments.

Capital resource analysis

As of June 30, 2022, the Company had a working capital deficit of $13,868,626 (June 30, 2021: deficit of $24,147,490).  Excluding the $21,689,490 (2021: $45,380,933) of warrant derivative liabilities that are expected to be settled through the issuance of common shares upon the exercise or expiration of the underlying common share purchase warrants, the Company had a working capital surplus of $7,820,864 (June 30, 2021: surplus of $21,233,443).

	As at	As at
	June 30,	June 30,
	2022	2021

Current Assets:
Cash and cash equivalents	$9,793,253	$22,437,086
Amounts receivable	574,260	92,370
Prepaid expenses	96,792	52,974
Total Current Assets	10,464,305	22,582,430

Current Liabilities:
Accounts payable	817,265	383,428
Accrued liabilities	1,047,400	221,692
Short term debt	-	-
Current portion of lease obligations	51,725	5,845
Fair value of warrant derivative liabilities	21,689,490	45,380,933
Provision	727,051	738,022
Total Current Liabilities	24,332,931	46,729,920

Working Capital (Deficit) surplus	(13,868,626)	(24,147,490)
Working Capital (Deficit) surplus excluding warrant liabilities	7,820,864	21,233,443

16

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

As part of the royalty financing agreement, the Company received a further $3.0 million from Vision Blue on August 17, 2022.

Although the Company has a working capital surplus excluding warrant derivative liabilities, a significant amount of working capital is expected to be utilized to complete construction of Phase 1 of the Molo Graphite Mine and related working capital, and for general and administrative expenditures and general working capital.

The Molo Mine Phase 1 capital costs are expected to be within the $24.0 million construction budget whereas working capital investments are now estimated at up to $6.3 million.  As of June 30, 2022, the Company had capitalized or prepaid construction costs of $16.2 million and is expected to incur remaining construction costs of $7.8 million plus working capital.  Completion of construction activities and the start of mining activities is expected in November 2022.  Completion of plant commissioning is expected in December 2022 followed by a ramp up period of up to three months before achieving commercial production.

The Company believes its capital resources are sufficient to complete construction of Phase 1 but will require additional funding to cover general and administrative costs, technical studies, and general working capital requirements over the next 12 months.  The Company expects this shortfall will be covered through the exercise of outstanding common share purchase warrants, equity, and debt financing.  Notwithstanding, the Company may choose to reduce discretionary spending or raise additional capital by issuing new equity, obtaining working capital loans, or additional construction financing.  Based on management’s assessment of its past ability to obtain required funding, the Company believes it will be able to satisfy its current and long-term obligations as they come due. While the Company has been successful in obtaining funding in the past, there is no assurance that future financings will be available on terms acceptable to the Company.

Cash flows from operating, investing, and financing activities

The following are the Company’s cash flows from operating, investing and financing activities for the years ended June 30, 2022 and 2021:

	Year ended	Year ended	Year ended
	June 30,	June 30,	June 30,
	2022	2021	2020

Operating activities
Net income (loss) for the year	$16,120,203	$(41,960,484)	$(977,635)
Add (deduct) items not affecting cash:
Amortization of plant and equipment	35,040	6,592	6,053
Change in value of lease obligations	2,949	1,448	(3,337)
Change in value of royalty obligations	495,704	-	-
Change in value of warrant liability	(19,229,287)	36,486,420	(386,940)
Change in value of production obligation	(48,472)	-	-
Realized gain on disposal of asset	(2,530)	-	-
Share-based compensation settled with shares	315,740	3,744,172	-
Government assistance	-	-	(7,373)
Subtotal	(2,310,653)	(1,721,852)	(1,369,232)

Change in non-cash working capital balances:
(Increase) decrease in amounts receivable and prepaid expenses	(525,708)	(112,321)	51,049
Increase (decrease) in accounts payable and accrued liabilities	1,259,545	(89,205)	(69,692)
Increase (decrease) in provision	(57,133)	563,604	(6,234)
Net cash used in operating activities	(1,633,949)	(1,359,774)	(1,394,109)

Investing activities
Deposit	(181,161)	-	-
Additions to property, plant, and equipment	(12,961,819)	(4,325,642)	-
Dispositions of equipment	2,530	-	-
Net cash used in investing activities	(13,140,450)	(4,325,642)	-

Financing activities
Increase (decrease) in share subscriptions received in advance	-	(68,411)	68,411
Proceeds from issuance of common shares	-	19,976,571	998,620
Common share issue costs	-	(113,446)	(7,821)
Exercise of stock options	577,500	560,406	-
Exercise of warrants	1,530,192	1,108,200	-
Lease liability principal payments	(53,279)	(6,367)	(4,810)
Short term debt	-	(22,115)	29,486
Proceeds from royalty financing	-	6,330,721	-
Net cash provided by financing activities	2,054,413	27,765,559	1,083,886

Effect of exchange rate changes on cash and cash equivalents	76,153	134,638	3,197
Net increase (decrease) in cash and cash equivalents during the year	(12,643,833)	22,214,781	(307,026)
Cash and cash equivalents, beginning of year	22,437,086	222,305	529,331
Cash and cash equivalents, end of year	$9,793,253	$22,437,086	$222,305

Net cash used in operating activities increased to $1,633,949 (2021: $1,359,774) due to an increase in mine development expenditures and an increase in amounts receivable and prepaid expenses.

Net cash used in investing activities increased to $13,140,450 (2021: $4,325,642) due to the capitalization of mine construction costs and purchase of vehicles and equipment.

Net cash provided by financing activities decreased to $2,054,413 (2021: $27,765,559) due to the completion of a private placement in the prior year period.

Contractual Obligations and Commitments

The Company is subject to contractual obligations related to the royalties, royalty obligation minimum repayments and the long-term lease agreements for the Molo property and camp in Fotadrevo.  The Company’s future operating cash flows are expected to be sufficient to satisfy contractual obligations related to these obligations and commitments.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements including any arrangements that would affect the liquidity, capital resources, market risk support and credit risk support or other benefits.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. Liquidity risk arises from the Company’s financial obligations and in the management of its assets, liabilities, and capital structure.

In managing liquidity, the Company’s primary objective is to ensure the entity can continue as a going concern while obtaining sufficient funding to meet its obligations as they come due.  The Company manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner.  The main factors that affect liquidity include working capital requirements, capital-expenditure requirements, and equity capital market conditions. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets.

None of the Company’s obligations have contractual maturities over the next 12 months, except the following:

•	Accounts payable and accrued liabilities, which are generally due within 30 days.
•	Minimum royalty payment obligations, which have been deferred until June 2023.
•	Warrant derivative liabilities, which are expected to be settled upon the exercise or expiration of the underlying common share purchase warrants.

As of June 30, 2022, the Company had cash and cash equivalents of $9,793,253 (June 30, 2021: $22,437,086) to settle current liabilities of $2,643,441 (June 30, 2021: $1,348,987), which amount excludes the $21,689,490 of warrant derivative liabilities (June 30, 2021: $45,380,933) that are expected to be settled upon the exercise or expiration of the underlying common share purchase warrants. As a result, the Company is not currently exposed to liquidity risk but may become exposed if additional working capital funding is not obtained to cover general and administrative costs, technical studies, and general working capital requirements over the next 12 months.

17

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

Credit risk

The Company does not have commercial customers and therefore does not have credit risk related to amounts receivables. The Company has credit risk arising from short-term loans to officers related to payroll advances and the exercise of stock options.  The Company has credit risk arising from the potential from counterparty default on cash and cash equivalents held on deposit with financial institutions. The Company manages this risk by ensuring that deposits are only held with large Canadian banks and financial institutions, whereas any offshore deposits are held with reputable financial institutions.

Interest rate risk

This is the sensitivity of the fair value or of the future cash flows of a financial instrument to changes in interest rates.  The Company does not have any financial assets or liabilities that are subject to variable interest rates.

Commodity price risks

This is the sensitivity of the fair value of, and future cash flows generated from, mineral assets.  The Company manages this risk by monitoring mineral prices and commodity price trends to determine the appropriate timing for funding the exploration or development of its mineral assets, or for the acquisition or disposition of mineral assets.  Graphite is not a commodity product and therefore does not have an established forward pricing or futures market.  The Company does not have any mineral assets at the development or production stage carried at historical cost.  The Company has expensed the acquisition and exploration costs of its exploration stage mineral assets.

Currency risk

This is the sensitivity of the fair value or of the future cash flows of financial instruments to changes in foreign exchange rates.  The Company transacts in currencies other than the US dollar, including the Canadian dollar, the Madagascar Ariary and the South African Rand.  The Company purchases services and has certain salary commitments in those foreign currencies.  The Company also has monetary and financial instruments that may fluctuate due to changes in foreign exchange rates.  Derivative financial instruments are not used to reduce exposure to fluctuations in foreign exchange rates. The Company is not sensitive to foreign exchange exposure since it has not made commitments to deliver products quoted in foreign currencies. Due to construction activities related to the Molo Graphite Mine, the Company is increasing its sensitivity to foreign exchange risk arising from the translation of the financial statements of subsidiaries with a functional currency other than the US dollar whereby changes in certain assets, liabilities and equity are measured through other comprehensive income.

As of June 30, 2022, the Company estimated that a 10% decrease of the USD versus foreign exchange rates would result in a gain of $68,224 (June 30, 2021: gain of $1,463).

	As at	As at
	June 30,	June 30,
	2022	2021
Cash and cash equivalents (CAD)	$1,341,893	$1,011,996
Cash and cash equivalents (MGA)	62,433	$1,698
Amounts receivable (CAD)	319,555	73,707
Amounts receivable (MGA)	61,234	26
Accounts payable and accrued liabilities (CAD)	(124,023)	(137,329)
Accounts payable and accrued liabilities (MGA)	(203,028)	(30,574)
Accounts payable and accrued liabilities (ZAR)	(48,773)	-
Accounts payable and accrued liabilities (EUR)	-	(166,869)
Provisions (CAD)	(727,051)	(738,022)
Net foreign exchange exposure in USD	$682,240	14,633
Impact of 10% change in foreign exchange rates	$68,224	1,463

SUBSEQUENT EVENTS

On July 28, 2022, the Company granted 160,000 RSUs with a vesting date of June 30, 2023, whereby the holders will receive 160,000 common shares subject to being employed or a consultant on the vesting date.

On August 17, 2022, the Company received the remaining royalty funding of $3.0 million.

18

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

On October 31, 2022, a total of 23,214,286 warrants priced at CAD$1.00 were exercised into 23,214,286 common shares for gross proceeds of $17,002,227 (CAD$23,214,286).

On February 28, 2023, the Company recognized a ROU asset and lease obligation of $12,125,134 using an incremental borrowing rate of 11.5% for the Mauritius BAF industrial lease, which has an initial term of 20 years plus a renewal of 5 years.  The lease is payable annually in USD and as of March 31,2023, had a remaining term of 24.9 years.  The initial annual lease is $1,338,637 and will increase according to the annual change in US CPI with a minimum of 0% and maximum of 3%.

On June 30, 2023, a total of 200,000 RSUs that vested on December 31, 2022 and 70,000 RSUs that vested on July 14, 2022 were converted into to a total of 184,107 common shares for no additional consideration and 85,893 common shares were forfeited to cover income taxes payable upon conversion.

On June 30, 2023, a total of 160,000 RSUs satisfied their vesting conditions.

On July 12, 2023, the Company announced a CAD$50 million ($37.5 million) prospectus offering consisting of 30,303,500 common shares at CAD$1.65 ($1.25). The prospectus offering is expected to close on August 1, 2023, and remains subject to receipt of the necessary regulatory and stock exchange approvals.

MINERAL DEVELOPMENT PROJECTS

Molo Graphite Mine, Southern Madagascar Region, Madagascar

Overview

The Molo Graphite Mine project is located near the town of Fotadrevo in the Province of Toliara, Madagascar.

On February 15, 2019, the Company received a 40-year mining license for the Molo Graphite Project from the Madagascar Government which does not limit mining to any specific volume.  On April 11, 2019, the Company also received the Global Environmental Permit for the Molo Graphite Project from the Madagascar Ministry of Environment’s Office National pour l’Environnement (the National Office for the Environment; or “ONE”).

On March 29, 2021, the Company announced the initiation of the construction process for Phase 1 of the Molo Graphite Mine with a production capacity of 17,000 tpa of high-quality SuperFlake® graphite concentrate and began capitalizing development costs.

On May 11, 2021, the Company announced it initiated the procurement of processing plant equipment. On December 14, 2021, the Company announced the offshore fabrication and assembly of the processing plant had been completed.  On January 11, 2022, the Company announced the completion of factory acceptance testing and that preparations for the transport to the mine site had been initiated. On April 28, 2022, the Company announced the construction team was setup at the Molo Graphite Mine site in Madagascar and civil and earthworks have been initiated in preparation for the delivery and installation of the processing plant.  On May 24, 2022, the Company announced that offshore construction of the solar, battery and thermal hybrid energy power plant had begun and all required licenses to initiate construction of the solar facility had been obtained. On October 25, 2022, the Company announced that all processing plant modules and supporting equipment had been transported to the mine site and that reassembly of the processing plant was in progress.  On March 23, 2023, the Company announced the initiation of commissioning.

Mine operations are expected to begin in May 2023 with a ramp up period of up to three months prior to declaring commercial production.

Phase 2 Expansion

On April 27, 2022, the Company released a Preliminary Economic Assessment (“PEA”) considering a Phase 2 expansion of the Molo Graphite Mine consisting of a stand-alone processing plant with a production capacity of 150,000 tpa.

The Company is progressing with a Feasibility Study for a proposed Phase 2 Expansion.  Prior to making a Phase 2 construction decision, the Company will consider the Feasibility Study results as well as Phase 1 operational results.

Construction of the Phase 2 expansion is subject to the Feasibility Study confirming positive project economics and subsequently obtaining sufficient funding for construction costs and working capital.

Global market for and supply of flake graphite

Benchmark Intelligence estimated that global flake graphite demand in 2020 was approximately 900,000 tonnes and is expected to increase significantly over the next ten years due to increasing demand for lithium-ion batteries used predominantly in electric vehicles.  A rule of thumb is that approximately 1.1 tonnes of flake graphite (2,500 lbs) is required for each 1GWh of electric vehicle capacity.  Benchmark Intelligence has further estimated that global battery manufacturing capacity in 2020 was approximately 755 GWh and is set to increase by 2030 to 3,400 GWh through the construction of up to 200 new gigafactories.  As a result, global flake graphite demand in 2030 is estimated at approximately 4,000,000 tonnes, which exceeds the existing global supply.

19

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

Benchmark Intelligence estimated that the global flake graphite market was in relative balance in recent years but has moved from an oversupply of 226,000 tpa in 2018 to a deficit of approximately 60,000 tpa in 2021.  Flake graphite demand is forecast to exceed global supply by approximately 430,000 tpa by 2026 and increasing to approximately 1,888,000 tpa by 2030.  The supply response for natural flake graphite is expected to be constrained by technical challenges, capital costs, development timelines and operating economics.  The supply response for synthetic flake graphite is expected to be constrained by the economics and availability of petroleum needle coke, which is its primary raw material feedstock for synthetic graphite and is also in demand for use in the steel making industry.

As an industrial mineral, flake graphite pricing is determined by three factors: 1) flake size, 2) carbon purity and 3) industry-specific technical attributes of the flakes.  Flake sizing is broadly classified into four ranges: small (-100 mesh, or <75µm), medium (-80 to 100 mesh, or 75µm to 180µm), large (-50 to 80 mesh, or 180µm to 300µm), and extra-large or jumbo (+50 mesh, or >300µm). These flake sizes are in turn classified by carbon content (”C”), and are typically sold in ranges of 88-93% C, 94-95% C, and 95-97% C. The specific technical attributes of the flakes are then defined by end-user parameters such as expansion coefficient, thermal and electrical conductivity, and charge-discharge stability and efficiency. Larger flake size is generally sold at a premium to smaller flake sizes, and higher purity products (e.g., above 94%) are sold at a premium to lower purity products. Pricing is further impacted by the regional location of supply.

Transactions in the flake graphite market are generally based on private negotiations between buyers and sellers, as a result there is no spot or forward market. Research companies such as Benchmark Mineral Intelligence (“Benchmark”) and Roskill Information Services (“Roskill”) estimate current and historical pricing based on their proprietary market research and publish forward estimates for select grades and product types.

SuperFlake® Graphite

Independent testing by various third-party end users of flake graphite was announced by the Company in 2015 that confirmed that flake graphite concentrates from the Molo Graphite Mine meet or exceed quality requirements for all major end-markets of natural flake graphite. The major end-markets for flake graphite include refractories, graphite anode materials used in lithium-ion batteries, specialty graphite foils used as essential components in the chemical, aeronautical and fire-retardant industries, and graphene used in high-end ink and substrate applications.

The Feasibility Study confirmed that Molo flake graphite concentrate has an excellent flake size distribution that is well above the global average, with 46.4% classified as +80 mesh (large), +65 mesh (extra-large) and +48 mesh (jumbo) mesh in flake size, which includes 23.6% as +48 mesh and greater in flake size. The concentrate also has excellent thermal expansion, can be upgraded to 99.97% purity, and contains no deleterious substances and has high crystallinity.

In response, NextSource has registered SuperFlake® as a trademark for the Molo flake graphite concentrate in the United States, Canada, Japan, South Korea, U.K. and the European Union.  These are the top demand markets for flake graphite and the countries where NextSource intends to sell its SuperFlake® graphite material.

Sales, Marketing and Offtakes

The Company expects to sell all of the flake graphite produced at the Molo Graphite Mine to key customers under existing offtakes.

On October 16, 2018, the Company announced a binding offtake agreement for the supply of SuperFlake® graphite concentrate with a prominent Japanese Trading Company that is a primary supplier of flake graphite to a major Japanese electric vehicle anode producer. To protect certain confidential aspects of the agreement, the Japanese Trading Company and the Japanese electric vehicle anode producer requested not to be identified.  The key highlights are:

•	Offtake is for a period of ten (10) years, beginning at the start of commercial production at the Molo Graphite Mine, with an automatic renewal for an additional five (5) years.
•	Exclusive right to import and sell SuperFlake® graphite concentrate in Japan.
•	Provided that commercial production commences within 3 years, following the ramp up period, the Japanese Partner will purchase up to 20,000 tpa of SuperFlake® graphite.
•	Product prices will be negotiated on a per order basis between the parties and will be based on the market prices (FOB basis) prevailing in the region.

On May 25, 2021, the Company announced that following a multi-year verification process, thyssenkrupp entered into a long-term partnership with NextSource and signed an offtake agreement to secure SuperFlake® graphite concentrate for their refractories/foundries, expandable graphite (graphite foil) and battery anode production businesses. The key highlights are:

•	Minimum 7,300 tpa during Phase 1 initial production
•	Ramp up to 35,000 tpa in Phase 2

20

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

•	Commercial agreement for the sale of up to 35,000 tpa of SuperFlake® graphite concentrate from the Molo mine
•	10-year term with an automatic 5-year extension
•	Products under the agreement pertain to refractory, battery anode production and expandable graphite (graphite foil) markets
•	Geographical regions include, but are not limited to, Europe, the UK, North America, Mexico, China and South Korea
•	Shipments in Phase 1 will be used to verify run-of-mill production to trigger the larger volume expansion

Once a BAF plant is operational, as justified by market and operational conditions, the Company expects to prioritize the sale of small flake (-100 mesh, or <75µm) to the BAF plant.

Royalties

On February 8, 2021, the Company announced a financing agreement with Vision Blue for gross proceeds of $29.5 million consisting of private placements and a royalty financing agreement.  As part of the royalty financing agreement:

(a)	The Company received the initial royalty funding of $8.0 million (less a $1.5 million royalty financing fee) on June 28, 2021 and received the remaining $3.0 million on August 17, 2022.
(b)

Beginning on the biannual period ending June 30, 2022, the Company must pay the greater of: (i) $825,000 (the “Minimum Repayment”) or (ii) 3% of the gross sales revenues from graphite concentrate sales (the “GSR”). Once Vision Blue has received cumulative royalty payments of $16.5 million, the Minimum Repayment will cease, and the royalty will only be based on the GSR. NextSource has the option at any time to reduce the GSR to 2.25% by paying $20 million to Vision Blue. Each of the biannual Minimum Repayments can be deferred by 12 months, subject to accrued interest of 15% per annum.

The Molo Graphite Mine is subject to a 1.5% net smelter royalty (“NSR”) owned by Capricorn Metals (formerly known as Malagasy Minerals) (“Capricorn”).  Prior to becoming a Director of the Company, Brett Whalen purchased an option to acquire the 1.5% NSR from Capricorn upon the mine achieving commercial production in return for a further payment to Capricorn.

The Molo Graphite Mine is also subject to a 2% gross revenue royalty payable to the Government of Madagascar.

Exploration and Evaluation

The Molo Graphite Project is one of seven surficial graphite trends discovered and drill tested by NextSource in late 2011 and announced to the market in early January 2012. The Molo deposit itself occurs in a flat, sparsely populated, and dry savannah grassland region that has easy access via a network of seasonal roads.

The Molo Graphite Project graphitic zone consists of multi-folded graphitic strata at surface with an exposed strike length of over two kilometres. Outcrop mapping and trenching on the Molo Graphite Project has shown the surface geology to be dominated by resistant ridges of graphitic schist and graphitic gneiss, as well as abundant graphitic schist float. Geological modeling has shown that the Molo Graphite Project deposit consists of various zones of mineralized graphitic gneiss, with a barren footwall composed of garnetiferous gneiss. The host rock of the mineralized zones on the Molo Graphite Project is graphitic gneiss.

Resource delineation, drilling and trenching on the Molo Graphite Project took place between May and November of 2012.  This resulted in a mineral resource estimate that formed the basis for the 2013 Preliminary Economic Assessment (the “2013 PEA”), which was undertaken by DRA Mineral Projects and released in 2013.The positive outcome of the 2013 PEA resulted in another phase of exploration drilling and sampling in 2014 to upgrade the deposit and its contained mineral resources to mineral reserves. The process included an additional 32 diamond drill holes (totaling 2,063 metres) and 9 trenches (totaling 1,876 metres). The entire database upon which the upgraded resource estimate was based contained 80 drill holes (totaling 11,660 metres) and 35 trenches (totaling 8,492 metres). This mineral resource formed the basis of the first feasibility study released in February 2015, the second feasibility study released in September 2019, and the PEA Technical Report dated April 27, 2022. The mineralization remains open along strike and to depth.

Mineral Resource Estimate

The Company’s Mineral Resources did not change during the fiscal year ended June 30, 2022.

Readers are cautioned to refer to the Phase 2 PEA Technical Report dated April 27, 2022 for all the material assumptions, qualifications and verification procedures relating to the Mineral Resource estimates for the Molo Graphite Project that are stated in the tables below.

The Mineral Resources are classified in the Measured Indicated and Inferred categories as defined by the Canadian Institute of Mining, Metallurgy and Petroleum definition standards.

21

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

Mineral Resource Statement for the Molo Graphite Deposit

Classification	Material Type	Tonnes	Grade – C%	Graphite – T
Measured	“Low Grade”	13 048 373	4.64	605 082
Measured	“High Grade”	10 573 137	8.4	887 835
Total Measured		23 621 510	6.32	1 492 916
Indicated	“Low Grade”	39 539 403	4.73	1 871 075
Indicated	“High Grade”	37 206 550	7.86	2 925 266
Total Indicated		76 745 953	6.25	4 796 341
Measured + Indicated	“Low Grade”	52 587 776	4.71	2 476 157
Measured + Indicated	“High Grade”	47 779 687	7.98	3 813 101
Total Measured & Indicated		100 367 464	6.27	6 289 257
Inferred	“Low Grade”	24 233 267	4.46	1 080 677
Inferred	“High Grade”	16 681 453	7.70	1 285 039
Total Inferred		40 914 721	5.78	2 365 716

C% = Carbon percentage

Graphite – T = Tonnes of graphite

Notes:

•	Mineral Resources are classified according to the Canadian Institute of Mining definitions.
•	“Low Grade” Resources are stated at a cut-off grade of 2% C.
•	“High grade” Resources are stated at a cut-off grade of 4% C.
•	Eastern and western high-grade assays are capped at 15% C.

The Mineral Resources are classified according to the Canadian Institute of Mining, Metallurgy and Petroleum definitions. A cut-off grade of 4% C was used for the “higher grade” zones and 2% C for the “lower grade” zones. It is important to note that while the ‘high’ grade resource occurs within the ‘low’ grade resource, each was estimated and reported separately. A relative density of 2.36t per cubic meter was assigned to the mineralized zones for the resource estimation. The resource remains open along strike and to depth.

Preliminary Economic Study Summary

On April 27, 2022, the Company filed a Phase 2 PEA Technical Report (the “PEA”) that considers an enhanced Phase 2 expansion consisting of a stand-alone processing plant with a production capacity of 150,000 tonnes per annum of graphite concentrate over a 26-year life of mine.  The PEA assumes the Phase 2 processing plant is built adjacent to the Phase 1 processing plant currently under construction.  The PEA estimated that Phase 2 capital costs will be $155.8 million resulting in a pre-tax NPV utilizing an 8% discount rate of $904.8 million and a pre-tax IRR of 40.4%.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

The following is a summary of the economic and operational highlights. The PEA incorporated the procurement of all mining equipment, off-site modular fabrication and assembly, factory acceptance testing, module disassembly, shipping, plant infrastructure construction, onsite module re-assembly, commissioning, project contingencies and working capital. All capital and operating costs expressed for Phase 2 are accurate to +/- 25%

Description	Phase 2 PEA (150K tpa production)
Economic Highlights
Pre-tax Net Present Value (“NPV”) (8% discount rate) (1)(2)(4)(8)	US$904.8 million
Post-tax NPV (8% discount rate) (1)(2)(3)(4)(8)	US$593.0 million
Pre-tax Internal Rate of Return (“IRR”) (1)(2)(4)(8)	40.4%
Post-tax IRR (1)(2)(3)(4)(8)	31.4%
Life of Mine (“LoM”)	26 years
Pre-tax payback (1)(2)(4)(8)	3.18 years
Post-tax payback (1)(2)(3)(4)(8)	3.74 years
Capital costs (“CAPEX”) including contingency of $31.96 million (2)	US$155.8 million
Initial working capital	US$20.9 million
Sustaining and closure CAPEX	US$24.5 million
Operational Highlights
Graphite concentrate sale price (US$ per tonne of concentrate)(8)	US$1,230.50
Average operating costs FOB (“Opex”) (US$ per tonne of concentrate following ramp-up)(7)	US$495.62
Average annual production of concentrate (5)(6)	150,000 tpa
Average ore mined per annum over LoM	2,532,345 tpa
Average head grade	6.16%
Concentrate purity (Cg) of finished product	97%
Average stripping ratio	0.53:1
Average carbon recovery	88.30%

Notes

(1) Assumes Project is financed with 100% equity.

(2) Capex includes process equipment, civil and infrastructure, mining, buildings, electrical infrastructure, project and construction services.

(3) Assumes 2% government gross revenue royalty, 3% Vision Blue gross revenue royalty, 1.5% NSR royalty and corporate tax rate of 20%.

(4) Assumes no inflationary adjustments in sales price, or operating costs.

(5) Assumes all mineralized material from the Company’s 2019 Feasibility Study, including ore from the Measured, Indicated and Inferred Mineral Resource categories, are sent to the treatment plant.

(6) Assumes a cut-off grade of 4.5% carbon has been applied, with all material below this cut-off grade treated as waste.

(7) Assumes all concentrate will be sold on a FOB basis at the Port of Ehoala, Madagascar.

(8) Based on current market prices provided by UK-based commodity price reporting agencies Benchmark Minerals Intelligence and fast markets.

The PEA has been filed under the Company’s profile and on SEDAR at www.sedar.com and is posted on NextSource’s website at www.nextsourcematerials.com. Please see “Molo Phase 2 Preliminary Economic Assessment, National Instrument 43-101 Technical Report” dated April 27, 2022 for certain other details and assumptions relating to the above mineral resource estimates and data verification procedures.

The PEA was prepared by Erudite Strategies (Pty) Ltd. (“Erudite”) of South Africa, an independent engineering and consulting firm specializing in the mining and processing of commodities and battery materials. The PEA was prepared in accordance with National Instrument 43-101 standards by Mr. Johann de Bruin, Pr. Eng. Mr. de Bruin is the Qualified Person who verified the technical data using industry acceptable standards and signed off on the relevant sections in the 43-101 report filed on SEDAR.

The Company cautions that the PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  Mineral resources are not mineral reserves and do not have demonstrated economic viability and there is no certainty that the PEA will be realized.

Green Giant Vanadium Project, Province of Toliara, Madagascar

Overview

The Green Giant Vanadium Project is located 15 kilometres from the Molo Graphite Project and hosts a large sedimentary-hosted vanadium deposit.  Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only limited work has been completed on the Green Giant Vanadium Project since that time. The Company plans to complete additional metallurgical evaluation of the property to establish a mineral processing flow sheet.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

Non-Government Royalties

On June 28, 2021, the Company received the royalty funding from Vision Blue for the construction of the Molo Graphite Mine.  As part of the royalty agreement, Vision Blue will receive a royalty of 1.0% of the gross revenues from sales of vanadium pentoxide (“V2O5”) from the Green Giant Vanadium Project for a period of 15 years following commencement of production of V2O5.

The Green Giant Vanadium Project is subject to a 2.0% net smelter royalty (“NSR”) owned by Capricorn Metals (formerly known as Malagasy Minerals) (“Capricorn”). The first 1% NSR can be acquired at the Company’s option by paying $0.5 million in cash or common shares and the second 1% NSR can be acquired at the Company’s option by paying $1 million in cash or common shares.

Exploration and Evaluation

A comprehensive diamond-drill program confirmed five vanadium-bearing trends on the property.  The Jaky and Manga trends were deemed the most prospective and were the focus of the 2009 and 2010 drill programs.  The complete exploration program included 133 diamond drill holes totalling 21,957 metres, 140 trenches totalling 17,105 metres, 11,035 soil samples and 7,843-line kilometres of airborne surveys.

The mineral deposits on this property have been divided into three separate zones, which are referred to as the Jaky, Manga, and Mainty deposits. This mineral resource estimate utilized approximately 18,832 m of diamond drill hole data from the 2008, 2009 and 2010 drill program and was supplemented by approximately 5,928 m of trench data from the 2008, 2009 exploration programs.

Mineral Resource Estimate

Readers are cautioned to refer to the technical study for certain other details and assumptions relating to the above mineral resource and reserve estimates and data verification procedures.

The current mineral resource estimate for the Green Giant Project is summarised below consisting of the resource categories, the tonnage, the vanadium grade (“V2O5%”) and the contained vanadium (“V2O5”) pounds.  A cut-off grade of 0.5% V2O5 was used.  The mineral resources are classified in the Indicated and Inferred categories as defined by the Canadian Institute of Mining, Metallurgy and Petroleum definition standards.

Classification	Tonnage (Mt)	Grade (V2O5%)	V2O5 (million pounds)
Indicated	49.5	0.693%	756.3
Inferred	9.7	0.632%	134.5

Mineral Reserve Estimate

Mineral reserves can only be estimated on the basis of an economic evaluation that is used in a prefeasibility or feasibility study of a mineral project. Thus, no mineral reserves have been estimated.

The Technical Report for the Green Giant Project has been filed under the Company’s profile and on SEDAR at www.sedar.com and is posted on NextSource’s website at www.nextsourcematerials.com. Please see “Green Giant Project, Fotadrevo, Province of Toliara, Madagascar, Technical Report Update NI 43-101.  Prepared by AGP Mining Consultants” dated January 14, 2011 for certain other details and assumptions relating to the above mineral resource estimates and data verification procedures.

Sagar Project, Labrador Trough Region, Quebec, Canada

Overview

As of December 31, 2022, the Sagar property consisted of 184 claims covering a total area of 8,539.58 ha.  Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only minimal work has been completed on the Sagar Property since that time. The Company does not have any immediate plans to complete any further exploration on this property.

Non-Government Royalties

Virginia Mines Inc. ("Virginia") retains a 2% net smelter royalty ("NSR") on certain claims within the property.  Other unrelated parties retain a 1% NSR and a 0.5% NSR on certain claims within the property, of which half of the 1% NSR can be acquired by the Company by paying $200,000 and half of the 0.5% NSR can be acquired by the Company by paying $100,000.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

BATTERY ANODE FACILITIES (BAF) DEVELOPMENT PROJECTS

Overview

The Company announced on February 28, 2023 its strategy for the staged buildout of Battery Anode Facilities (“BAFs”) in key jurisdictions starting with Mauritius. The BAFs are value-added processing facilities capable of converting flake graphite into coated, spheronized, purified graphite (“CSPG”), which forms the anode material that is assembled along with cathode material into lithium-ion batteries used in electric vehicle (“EV”) applications.

The highlights of the BAF strategy are as follows:

•	Plans to construct multiple BAFs in key jurisdictions capable of producing CSPG.

•

The BAFs will leverage the Company’s exclusive partnership outside of the People's Republic of China with a leading value-added graphite processor and a CSPG sales and marketing company (the “Partnership”) for use of proprietary and well-established flake graphite processing technology and international CSPG sales and marketing relationships.

•	The first BAF will be constructed in Mauritius (the “Mauritius BAF”), which was selected due to its proximity to the Molo Graphite Mine in Madagascar and its strategic position along shipping routes from Europe to Asia:

o

A long-term industrial lease has been signed to build the Mauritius BAF within a new industrial facility in proximity to the international container port of Port Louis, Mauritius (the “Mauritius BAF Property”).

o

A technical study for the Mauritius BAF with a production capacity of 3,600 tpa of CSPG (the “Mauritius BAF Technical Study”) estimated capital expenditures of US$23.5 million with working capital investments of US$4.9 million, resulting in annual sales of US$33.7 million and operating cash flows of US$13.2 million.

o

The Mauritius BAF is not considered a “mineral project” as defined in NI 43-101, and the Mauritius BAF Technical Study (as defined herein) is not a “technical report” for the purposes of NI 43-101 but rather is a preliminary economic and technical study relating to the design, construction, and operation of the Mauritius BAF

o

Construction of the Mauritius BAF is subject to completion of the front-end engineering and design (“FEED”) study and environmental and social impact assessment (“ESIA”) process, obtaining all necessary permits, and obtaining sufficient funding for construction costs and working capital.

o	Construction process is expected to take approximately twelve (12) months, starting with the ordering of long lead items in August 2023.

•	Evaluation of the potential construction of a BAF in North America (a “North America BAF”) and initiation of the application process to access various financial loans and grants offered under Canadian federal and provincial programs and under the U.S. Inflation Reduction Act (the “IRA”).

•	Evaluation of the potential construction of a BAF in the United Kingdom (a “UK BAF”) and initiation of the application process to access various financial loans and grants offered under the UK Government Automotive Transformation Fund.

•	Evaluation of the potential construction of a BAF in the European Union (a “European BAF”).

•	Evaluation and potential construction of an artificial graphite (“AG”) production facility, which would enable the Company to supply AG anode material.

BAF Technology Partnership

The BAFs will leverage the Company’s exclusive Partnership outside of the People's Republic of China with a leading value-added graphite processor (the “Technology Partner”) and a CSPG sales and marketing company (the “Sales Partner”) for use of the Technology Partner’s proprietary and well-established flake graphite processing technology and the Sales Partner’s international CSPG sales and marketing relationships.

The Technology Partner operates flake graphite processing facilities that produce CSPG for leading Japanese lithium-ion battery manufacturers that are part of the supply chains of major OEMs, such as Tesla and Toyota. The Technology Partner, in return for a 2% technology licensing royalty and milestone payments, will share their proprietary intellectual property by designing and developing the BAF plant process flowsheets, sourcing all spheronizing, purification and coating process equipment, and providing all necessary training and operational know-how. The Technology Partner received a $0.5 million milestone payment in November 2021 and will receive a further $0.25 million within 10 days of the Company announcing the commencement of construction of the first BAF plant and $0.25 million within 10 days of the declaration of commercial production.

The Sales Partner is the Technology Partner’s sales and marketing partner, and in return for a 3% sales commission, will leverage these relationships as the exclusive agent for sales, marketing, and trading of all CSPG produced in the BAF plants.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

The spherodization, purification and coating of flake graphite to produce CSPG are highly technical processes that rely on proprietary intellectual property that have been developed and optimized over many years. The Partnership provides a significant first-mover advantage over other competitors that are developing their own graphite conversion intellectual property and need to qualify their material for use in the supply chains of major EV companies (“OEMs”).

Mauritius BAF

Mauritius was selected as the optimal site to develop the first BAF plant due to its proximity to the Molo Graphite Mine in Madagascar and its strategic position as a major hub along shipping routes to Asian markets.  As such, the Mauritius BAF will seek to leverage low transport costs into Asian markets by targeting Japanese and South Korean OEM customers, as well as produce qualification material for global OEM customers.

Mauritius was also selected as it features modern infrastructure, an educated workforce, and a highly supportive business environment. The government of Mauritius also offers favourable tax incentives for import/export-focused industries such as freeport zones and attractive corporate income tax rates.

On February 28, 2023, a long-term industrial lease was signed to build the Mauritius BAF in a new industrial facility within a freeport-classified industrial park that is in proximity to the international container port of Port Louis, Mauritius. The initial lease term is 20-years plus a renewal of 5-years unless either party provides written notice to the other of its intention not to renew at least 12 months prior to the end of the initial term and/or of any subsequent renewal.

The first production line of the Mauritius BAF will be constructed within an existing building and is expected to have a production capacity of 3,600 tpa of CSPG. The Mauritius BAF Property has sufficient space for additional buildings that could support an expansion of up to three (3) additional production lines of 3,600 tpa each, resulting in a potential total production capacity of 14,400 tpa of CSPG.

The FEED and ESIA permitting for the first production line are currently in progress. The overall FEED study is over 75% complete. Concept design is complete and process design and site layouts are nearing completion with the 3D modelling under preparation and the procurement schedules for primary process elements already prepared. Electrical design and water treatment plant design are in progress, capturing an improved technology to reduce environmental impacts. The civil works package is under preparation for issuance. The first permit to be applied for by the Company is the ESIA license which in Mauritius follows a prescribed approval process. Other permits are dependent on the ESIA license being obtained. The ESIA report is 95% complete to date and is under finalization to incorporate the improved process and wastewater designs. ESIA stakeholder engagement meetings have begun and are due to close with the public consultation scheduled for August 4, 2023. The ESIA report submission is planned for no later than August 14, 2023.

The major outstanding elements of the FEED input are the approval of the design package for the wastewater treatment plant (“WTP”), the WTP shelter structure, and the connection to the wastewater utility network. In respect of permitting, the ESIA application will be submitted by no later than August 14, 2023.  Following the approval of the ESIA, the Company must submit a Building & Land Use Permit application for the change of use of the premises and will be required to file applications for Utilities and Fire Department clearance, as well as OSHA clearance and other conditional requirements that will be listed in the ESIA certificate conditions. The principal uncertainties associated with the FEED study, ESIA, and permit approval process are:

•	Timeline impacts due to possible 3rd party (public) comments within the ESIA approval process. A specialist communications team is managing this risk.

•	International shipping / handling / transportation and various logistical delays. The Company has hired a specialist logistics consultant to advise on how best to mitigate any foreseeable risks.

•	Political change (elections) happening during the permitting process and the delays due to closures. The Company is managing the stakeholders and applying as early as possible to avoid expected delays in 2024.

•	Procurement times/costs due to increased electrical demand (HV switchgear). The Company is liaising with the electrical utility company to build up a cost recuperation mechanism for approval by the Government under a Premium Investor Certificate application.

The length of time to obtain ESIA approval is typically 5 to 6 months. Based on the current progress noted above, the remaining items to be completed, and communications between the Company and the governmental authorities in Mauritius, the Company expects to receive ESIA approval in Q4 2023 and the remaining permits for construction in Q1 2024.

The Company is in active discussions with strategic offtake partners and debt and equity financiers that have expressed interest in funding the construction of the Mauritius BAF. Construction of the Mauritius BAF is subject to completion of the FEED study and ESIA process, obtaining all necessary permits, and obtaining sufficient funding for construction costs and working capital. Once initiated, the construction process is expected to take approximately twelve (12) months, which starts with the ordering of long lead items in Q3 2023 and continues with the installation of process equipment starting in Q1 2024. Based on the foregoing, the Company anticipates completion of construction and commissioning in Q3 2024.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

While the Company believes that synergies exist by developing an integrated business model, the BAF plants will be capable of processing flake graphite obtained from third parties and will not be reliant on flake graphite produced from the Molo Graphite Mine. As such, the Molo Graphite Mine and the BAF plants should be considered independent from each other with regards to their economic viability. Notwithstanding, as justified by market and operational conditions, the Company will prioritize the purchase of small flake graphite from the Molo Graphite Mine as feedstock for the Mauritius BAF.

Economic Results for Mauritius BAF

The Mauritius BAF is not considered a “mineral project” as defined in NI 43-101, and the Mauritius BAF Technical Study (as defined herein) is not a “technical report” for the purposes of NI 43-101 but rather is a preliminary economic and technical study to determine the design, construction costs, sales potential, and operating costs of the Mauritius BAF.

The Company’s Mauritius BAF Technical Study (dated February 28, 2023,) considered a single production line with a processing capacity of 8,000 tonnes per annum (tpa) of flake graphite resulting in the production of 3,600 tpa of CSPG and by-product production of 4,000 tpa of dust collector fines, which would be constructed within the existing building on the Mauritius BAF Property (“Line 1”).

Capital expenditures during the 12-month construction period (starting with ordering of long-lead items) were estimated at US$23.5 million with working capital investments estimated at US$4.9 million, which is equivalent to 3 months of operating costs.  Annual capital expenditures of US$0.5 million are assumed to sustain operations throughout the useful life of the process equipment.

The Company does not have binding offtakes for the CSPG or Fines produced at the Mauritius BAF.  The study assumed an average sales price of US$8,750 per tonne of CSPG (based on pricing of US$11,250 per tonne for high energy CSPG, US$9,000 per tonne for medium energy CSPG, and US$6,000 per tonne for low energy CSPG)) and US$550 per tonne of dust collector fines as provided by Benchmark Minerals based on 2023 market pricing in China and assumes sales are expected to be completed FOB Mauritius.

The Mauritius BAF Technical Study assumes that operating costs are allocated to CSPG production without any deduction for by-product sales.  Operating costs include feedstock costs, feedstock transportation costs, labour costs, shaping costs, purification costs, coating costs, plant lease costs, and G&A:

Projected BAF Line 1 Operating Costs	US$ per tonne of CSPG	US$M per year
Flake Graphite Feedstock Costs	1,773	6.38
Flake Graphite Feedstock Transport costs	375	1.35
Shaping Costs	229	0.83
Purification Costs	1,923	6.92
Coating Costs	319	1.15
Labour Costs	180	0.65
QA/QC	34	0.12
G&A	308	1.10
Plant Lease Costs	373	1.34
Waste disposal	8	0.03
Total	5,535	19.86

The operating costs are estimated as of January 2023.  Labour costs and power costs were based on Mauritius Economic Development Board (EDB) estimates.  Graphite feedstock costs are based on market pricing as provided by Benchmark Minerals. Raw materials, hydrochloric acid, and hydrofluoric acid costs are based on market pricing in Mauritius.

At full capacity, Line 1 is projected to generate annual sales of US$33.7 million, annual sales commissions and technology licensing costs of US$0.6 million, and annual operating costs of US$19.9 million, resulting in annual operating profit of US$13.2 million.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

The following table presents the economic results and project evaluation measures for Line 1 as determined in the Mauritius BAF Technical Study:

Economic Highlights of Line 1 of the Mauritius BAF	Results
Annual Production (1)
CSPG	3,600 tpa
Fines	4,000 tpa
Sales Price Assumption (2)
CSPG	US$8,750 per tonne
Fines	US$550 per tonne
Operating Costs Assumption (1)(3)
CSPG	US$5,535 per tonne
Fines	US$ nil
Projected Annual Cash Flows (1)
BAF Sales (1)(2)	US$33.7 million
BAF Operating costs (1)(3)	US$19.9 million
BAF Sales Commissions and Technology Licensing (1)(4)	US$0.6 million
BAF Operating Cash Flows (1)(5)	US$13.2 million
Projected Investment Cash Flows (1)
Capital Expenditures (6)	US$23.5 million
Working Capital Investments (7)	US$4.9 million
Annual Capital Expenditures (8)	US$0.5 million
Project Evaluation Measures
Net Present Value (NPV) for 10-year period using an 8% discount rate (9)	US$53.0 million
Internal Rate of Return (IRR) for 10-year period (10)	41.4%
Net Present Value (NPV) for 20-year period using an 8% discount rate (9)	US$89.7 million
Internal Rate of Return (IRR) for 20-year period (10)	42.6%
Payback Period (11)	2.2 years

(1) Assumes full Line 1 processing capacity of 8,000 tonnes per annum (tpa) of flake graphite feedstock, resulting in the production of 3,600 tpa of CSPG and a by-product production of 4,000 tpa of dust collector fines.

(2) Assumes average sales price of US$8,750 per tonne of CSPG (based on blended pricing of US$11,250 per tonne for high energy CSPG, US$9,000 per tonne for medium energy CSPG, and US$6,000 per tonne for low energy CSPG)) and US$550 per tonne of dust collector fines as provided by the Company’s Sales Partner based on 2023 market pricing in China. Sales are expected to be completed FOB Mauritius.

(3) Assumes all operating costs are allocated to CSPG production without any deduction for by-product sales. Operating costs include feedstock costs, feedstock transportation costs, labour costs, shaping costs, purification costs, coating costs, plant lease costs and G&A. All costs were estimated as of January 2023. Labour costs and power costs were based on Mauritius Economic Development Board (EDB) estimates. Graphite feedstock costs are based on market pricing as provided by Benchmark Minerals. Raw materials, hydrochloric acid, and hydrofluoric acid costs are based on market pricing in Mauritius.

(4) Assumes Annual Sales are subject to a 3% sales commission payable to Sales Partner and 2% technology licensing royalty payable to the Technology Partner.

(5) Calculated as Annual Sales less Annual Operating Costs and Annual Sales Commission and Technology Licensing Royalty. Assumes construction is financed 100% with equity. Assumes the project is eligible for an 8-year tax holiday.

(6) Capital expenditures incurred during the 12-month construction period consists of process equipment, civil & infrastructure, electrical and utilities, lease costs during construction, project and construction services, and contingency. The process equipment has an expected useful life of 25 to 30 years.

(7) Working capital expenditures incurred during the 12-month construction period and plant commissioning are equivalent to 3 months of operating costs.

(8) Annual capital expenditures incurred to sustain operations during the useful life of the process equipment.

(9) Net Present Value (“NPV”) of projected cash flows using an 8% discount rate. NPV is the net cash used in investing activities (i.e.: capital expenditures and working capital investments) plus the present value of net cash from operating activities (i.e.: operating cash flows) from future periods using a specified discount rate. The discount rate used in a financial model is typically set at the cost of capital or the returns available on alternative investments of comparable risk. The 2015 technical report for the Molo Graphite Mine used a 10% discount rate, which reflected a blended 50% equity and 50% debt weighted average cost of capital (“WACC”) that assumed 8% equity and 12% interest rate on the debt. The 2019 and 2017 technical reports for the Molo Graphite Mine both used an 8% discount rate in the Summary of Financial Results, which reflected a WACC that is 100% based on equity. At the time of publishing of the PEA, the Corporation did not have any other investable projects. As such, and for continuity with prior technical reports, the Corporation considered a discount rate based on a WACC of 8% to be appropriate for the PEA.

(10) Internal Rate of Return of a project is defined as the discount rate used in an NPV calculation that results in a net present value calculation of $nil.

(11) Payback Period of a project is defined as the future time periods required for cumulative undiscounted net cash from operating activities to equal the capital expenditures and working capital investments incurred during the development phase of the project.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

The Company’s Mauritius BAF Technical Study also considered construction of a first production line with a processing capacity of 8,000 tonnes per annum (tpa) of flake graphite resulting in the production of 3,600 tpa of CSPG and by-product production of 4,000 tpa of dust collector fines, which would be constructed within the existing building on the Mauritius BAF Property, followed by the construction of three additional production lines within a new building on the Mauritius BAF Property, resulting in a total production capacity of 14,400 tpa of CSPG (“Lines 1-4”). Capital expenditures during the first 12 months of construction (starting with ordering of long-lead items) for line 1 were estimated at US$23.5 million with working capital investments estimated at US$4.9 million, which is equivalent to 3 months of operating costs.  Capital expenditures during the next 18 months of construction for Lines 2, 3 and 4 were estimate at US$74.0 million. After construction of Lines 1-4, annual capital expenditures of US$2.0 million per line are assumed to sustain operations throughout the useful life of the process equipment.

At full capacity, Line 1 is projected to generate annual sales at US$33.7 million, annual sales commissions and technology licensing costs of US$0.6 million, and annual operating costs of US$19.9 million, resulting in annual operating cash flows of US$13.2 million. At full capacity, Lines 1-4 are expected generate annual sales at US$134.8 million, annual sales commissions and technology licensing costs of US$2.6 million, and annual operating costs of US$74.4 million, resulting in annual operating cash flows of US$57.7 million.

The capital expenditures and operating cost estimates were prepared by EPCM Erudite Strategies (“Erudite”) to a confidence level of +/- 15% to 20% and are preliminary in nature. These results should not be relied upon for investment decisions.

North America BAF Project

The Company is evaluating the potential construction of a North America BAF and has initiated the application process to access various financial loans and grants offered under Canadian federal and provincial programs and under the IRA.

The IRA provides for US$370 billion in climate and clean energy incentives and tax credits for EVs assembled in North America that meet strict critical material requirements. Critical minerals used in EV batteries must meet a gradually increasing percentage of components that have been extracted, processed, or recycled in North America (or in countries that have free trade agreements with the U.S.), starting at 40% in 2023 and increasing by 10% each year, up to 80% in 2026. Starting in 2025, EVs will not qualify for the tax credit if the critical minerals were extracted, processed, or recycled by a “foreign entity of concern” (i.e. China).

The Company is completing an initial economic and site selection evaluation process that identifies prospective jurisdictions, which includes locations in the USA and Canada, that offer strategic positions along coastal and internal transport corridors, low power costs, skilled labour pools, and attractive regional infrastructure and tax incentives.

Advancement of a North American BAF will require project development expenditures consisting of economic evaluations of constructing a North American-adapted BAF at several prospective sites, final site selection, grant application process, environmental permitting and engineering specific to the selected site prior to making a final investment decision.

UK BAF Project

The Company is evaluating the potential construction of a UK BAF and has initiated the application process to access various financial loans and grants offered under the UK Government Automotive Transformation Fund.

The Company has completed an initial economic and site selection evaluation process that identified several prospective jurisdictions that offers a strategic position along coastal and internal transport corridors, skilled labour pool, and attractive regional infrastructure and tax incentives.

Advancement of a UK BAF will require project development expenditures consisting of economic evaluations of constructing a UK-adapted BAF at prospective sites, final site selection, grant application process, environmental permitting and engineering specific to the selected site prior to making a final investment decision.

European BAF Project

The Company is evaluating the potential construction of a European BAF for the supply of CSPG into the European Union (“EU”) market.

Advancement of a European BAF project will require project development expenditures consisting of an initial economic evaluation for the construction of a European-adapted BAF at several prospective sites. If the economic evaluation supports further development of a European BAF, the Company will require additional funding beyond the Offering to complete final site selection, grant application process, environmental permitting and engineering specific to the selected site prior to making a final investment decision.

Artificial Graphite Production Facility

The Company is prioritizing the evaluation and potential construction of an AG production facility, which would enable the Company to supply AG anode material.

29

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

Ongoing discussions with OEMs have identified significant demand for non-Chinese AG that will be required for existing battery chemistries following the implementation of IRA critical mineral restrictions. Consequently, the Company is pursuing a collaboration agreement for the potential construction of an AG production facility in a suitable North American jurisdiction.

Advancement of the AG production facility will now require project development expenditures consisting of an initial economic evaluation for the construction of an AG production facility adapted to prospective jurisdictions in North America. If the economic evaluation supports further development, the Company will require additional funding beyond the Offering to complete final site selection, grant application process, environmental permitting and engineering specific to the selected site prior to making a final investment decision.

CSPG Pricing

The selling price of CSPG is significantly greater than that of flake graphite concentrate. Transactions in the CSPG market are generally based on private negotiations between buyers and sellers, and as a result there is no spot or forward market. Commodity research companies such as Benchmark Minerals perform proprietary market research and periodically publish estimates of current, historical, and forward pricing for select grades and product types.

SUSTAINABLE DEVELOPMENT AND ENVIRONMENTAL POLICIES

The Company is committed to the health and safety of our workers, protection of the environment, and protection of the rights, culture and development of local communities in which we operate.  To ensure the Company incorporates sustainable development and environmental policies into every aspect of its operations, the Board of Directors has created a Sustainability Committee that has oversight over all health, safety, environmental sustainability and social issues, and has been tasked with developing a “Sustainable Development Policy” for the Company.

The Company is evaluating but has not adopted the requirements of the Mining Association of Canada’s industry leading Towards Sustainable Mining Initiative (the “TSM Initiative”), as well as the Global Reporting Initiative’s sustainability reporting guidelines for the mining industry (the “GRI Reporting Guidelines”).  The TSM Initiative helps mining companies evaluate the quality, comprehensiveness and robustness of their management systems, tailings management, biodiversity management, health and safety, indigenous and community relations, prevention of child and forced labour, and water stewardship.  The GRI Reporting Guidelines consist of principles for defining report content and ensuring the quality of reported information.

The Company’s exploration activities, mining and processing operations are subject to state, federal, provincial, territorial, regional and local environmental laws and regulations in the jurisdictions in which the Company’s activities and facilities are located.  These include the requirements for planning and implementing the closure and reclamation of mining properties and related financial assurance.

As part of the advancement of the Molo Graphite Mine project, the Company completed a comprehensive Environmental and Social Impact Assessment ("ESIA") in 2018, which was developed to local Madagascar (“Malagasy”), Equator Principles, World Bank and International Finance Corporation (“IFC”) standards.

On April 11, 2019, the Company announced it had received the Global Environmental Permit for the Molo Graphite Mine from the Madagascar Ministry of Environment’s Office National pour l'Environnement (the National Office for the Environment; or “ONE”).  This follows the completion of the Environmental & Social Impact Assessment (“ESIA”) and Relocation Action Plan (“RAP”) to IFC performance standards and World Bank standards, the completion of local and regional stakeholder and community engagement, and the completion of negotiations and signed agreements with all potentially affected land occupants to accept compensation for any affected crops and grazing land and relocation if needed.

LEGAL PROCEEDINGS

The Company is not currently involved in any litigation that we believe could have a material adverse effect on our financial condition or results of operations. There is no regulatory action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, securities commissions, self-regulatory organization or body pending or, to the knowledge of the executive officers of our Company or any of our subsidiaries, threatened against or affecting our Company, our common stock, any of our subsidiaries or of our companies or our subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

RISK FACTORS

The Company manages risks inherent to its business and has procedures to identify and manage significant operational and financial risks.  The reader is cautioned to carefully review the risk factors identified below in addition to the risk factors disclosed in our financial statements for the year ended June 30, 2022 and our most recent AIF.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

Any such risk factors could materially affect the Company’s business, financial condition and/or future operating results and prospects and could cause actual events to differ materially from those described in forward-looking statements and information relating to the Company. Additional risks and uncertainties not currently identified by the Company or that the Company currently believes not to be material also may materially and adversely affect the Company’s business, financial condition, operations, or prospects.

Risks Related to BAF Technical Studies

The projections and financial outlooks in the Mauritius BAF Technical Study (including but not limited to capital expenditures, working capital investments, annual revenues, annual operating costs, and annual operating cash flows) are estimates only and no assurance can be given that any particular level of profitability will be realized from the Mauritius BAF or any other BAFs developed by the Company. Such projections and financial outlooks rely upon certain assumptions relating to, among other things, product pricing, demand for graphite, capital costs, and operating costs and while the Company believes such assumptions to be reasonable as at the date hereof, there is no guarantee that any such assumptions will prove to be accurate or correct. If these assumptions are incorrect, the Company may not be able to achieve such financial projections for the Mauritius BAF and any other BAFs developed by the Company. Actual financial results may differ materially from those estimated in the Mauritius BAF Technical Study and any other BAF technical studies of the Company.

Risks Related to Emerging Markets

The Company’s material mineral property, the Molo Graphite Mine, is located in Madagascar and the Company intends to build the Mauritius BAF in Mauritius, countries which are considered to be emerging markets. The legal and regulatory requirements in Madagascar and Mauritius are different from those in Canada. The Company’s business is subject to the risks and potential governmental and other restrictions normally associated with the conduct of business in countries that are considered to be emerging markets.

The mining regulatory regime in Madagascar grants rights to explore, develop and operate a mine. The Company holds its mining interests through an Exploration Permit and various other approvals from the government, as disclosed in the PEA. No assurance can be given that the terms and conditions of the Company’s exploration and mining authorizations will not be amended or that such exploration and mining authorizations will not be challenged or impugned by third parties. Additionally, as discussed under the heading “Mauritius BAF”, the construction of the Mauritius BAF will be subject to a number of governmental approvals, including but not limited to the ESIA approval. While the Board of Directors and management of the Company have extensive experience with operating businesses in Africa, the Company relies, to a great extent, on the Company’s local advisors in respect of legal, environmental compliance, banking, financing and tax matters in order to ensure compliance with material legal, regulatory and governmental developments as they pertain to and affect the Company’s operations in Madagascar and Mauritius. Despite these resources, the Company may fail to comply with a legal or regulatory requirement in Madagascar or Mauritius, which may lead to the revocation of certain rights or to penalties or fees and in enforcement actions thereunder.

Specific risks relating to Madagascar and Mauritius may include, among others, labour disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual relations, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining and BAF developments from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on graphite exports and processing, instability due to economic under-development, inadequate infrastructure and increased financing costs. The occurrence of one or more of these risks could have a material and adverse effect on the Company’s profitability or the viability of its affected foreign operations, which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

In addition, the enforcement by the Company of its legal rights to exploit the Molo Graphite Mine or develop the Mauritius BAF may not be recognized by the local government or by its court system. These risks may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation. The economy and political systems of Madagascar and Mauritius, as with other countries in Africa and many other mining jurisdictions, should be considered by investors to be less predictable than those in countries in which the majority of investors are likely to be resident. The possibility that the current, or a future, government may adopt substantially different policies, take arbitrary action which might halt production, extend to the re-nationalization of private assets or the cancellation of contracts, the cancellation of mining and exploration rights or development permits and/or changes in taxation treatment cannot be ruled out, the happening of any of which could result in a material and adverse effect on the Company’s results of operations and financial condition.

Development, Commissioning, and Operation of the Molo Graphite Mine

The commissioning, and operation of Phase 1 is based on management’s expectations, and may be delayed by several factors, some of which are beyond the Company’s control. There is a risk that commissioning, and achievement of commercial production will not be completed on time or on budget, or at all. Successful commissioning and operation of Phase 1 may be affected by the design and construction of an efficient processing facility, the cost and availability of suitable machinery, supplies, equipment and skilled labor, the existence of competent operational management, prudent financial administration, the availability and reliability of appropriately skilled and experienced employees and is dependent on the receipt of various operating permits and the import of equipment into Madagascar (none of which can be assured). Further, the revenues, costs, timing, and complexities of developing and operating the Molo Graphite Mine may be significantly higher than anticipated, which could add to the cost of development, production, and operation and/or impair production and activities, thereby affecting the Company’s profitability.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

It is common for new mines and processing facilities to experience unexpected problems and delays during construction, development, start-up, and commissioning activities due to late delivery of components, the inadequate availability of skilled labor and mining equipment, energy at an economic cost, adverse weather or equipment failures, the rate at which expenditures are incurred, delays in construction schedules, or delays in obtaining the required permits or consents, or to obtain the required financing. In addition, delays in the early stages of mineral production often occur. During this time, the economic feasibility of production may change. Capital costs are estimates based on the interpretation of geological data, feasibility studies and other conditions, and there can be no assurance that they will prove to be accurate.

Construction and Start-Up of New Mines and Industrial Plants

The development and construction of the Molo Graphite Mine and the BAF require the construction of significant new industrial facilities. The success of construction projects and the start-up of new mines and industrial plants by the Company is subject to a number of risks and challenges including the availability and performance of engineering and construction contractors, suppliers and consultants; unforeseen geological formations; the implementation of new mining and industrial processes; the receipt of required governmental approvals and permits in connection with the construction of mining and industrial facilities and the conduct of operations, including environmental and operating permits; price escalation on all components of construction and start-up; engineering and mine design adjustments; the underlying characteristics, quality and unpredictability of the exact nature of mineralogy of a deposit and the consequent accurate understanding of ore or concentrate production; and the successful completion and operation of haulage ramp and conveyors to move ore and other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction and development activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with the mine and the industrial facilities could delay or prevent the construction and start-up as planned and may result in additional costs being incurred by the Company beyond those budgeted. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful.

Geopolitical Risk and Conflict

As the Company’s operations expand and reliance on global supply chains increases, the impact of significant geopolitical risk and conflict globally may have a more sizeable and unpredictable impact on the Company’s business, financial condition, and operations than has traditionally been the case. The recent conflict in Ukraine and the global response to this conflict as it relates to sanctions, trade embargos, and military support, has resulted in significant uncertainty as well as economic and supply chain disruptions. Should this conflict go on for an extended period of time, expand beyond Ukraine, or should other geopolitical disputes and conflicts emerge in other regions, this could result in material adverse effects on the Company.

Additional Financings

The Company will require additional financing through equity securities and/or debt to complete the development, construction and commissioning of Phase 2 of the Molo Graphite Mine and the BAF. The success and the pricing of any such capital raising and/or debt financing is dependent upon the prevailing market conditions at that time and upon the Company’s ability to attract significant amounts of debt and/or equity. There is no assurance that such financing will be obtained on terms satisfactory to the Company. Failure to obtain any financing necessary for the Company’s capital expenditure could result in the delay or indefinite postponement of further construction and development of either or both of the Molo Graphite Mine or the BAF, which in turn would materially and adversely affect the financial and operating results of the Company and the market price of the Company’s securities. If the Company raises additional funding by issuing additional equity securities or convertible debt securities such financings may substantially dilute the interests of shareholders of the Company and reduce the value of their investment. Additional financings and share issuances may result in a substantial dilution to shareholders of the Company and decrease the value of the Company’s securities.

The Company’s development and exploration projects are in the African country of Madagascar and are subject to country political and regulatory risks.

The Company is actively monitoring the political climate in Madagascar and continues to hold meetings with representatives of the government and the Ministries in charge of mining. Depending on future actions taken by the government, or any future government, the Company’s business operations could be impacted. Companies in the mining and metals sector continue to be targeted to raise government revenue, particularly as governments struggle with deficits and concerns over the effects of depressed economies. Many governments are continually assessing the fiscal terms of the economic rent for mining companies to exploit resources in their countries. This could include, but is not limited to, the increase of government royalty rates and the imposition of export tariffs on raw or finished materials.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

The government of Madagascar has granted mining claims, permits, and licenses that will enable us to conduct anticipated operations or exploration and development activities. Notwithstanding these arrangements, the Company’s ability to conduct operations, exploration and/or development activities at any of its properties is subject to obtaining and/or renewing permits or concessions, changes in laws or government regulations or shifts in political attitudes beyond its control.

Any adverse developments to the political and regulatory situation in Madagascar could have a material effect on the Company’s business, results of operations and financial condition. The Company’s operations may also be affected in varying degrees by terrorism; military conflict or repression; crime; populism; activism; labour unrest; attempts to renegotiate or nullify existing concessions, licenses, permits and contracts; unstable or unreliable legal systems; changes in fiscal regimes including taxation, and other risks arising out of sovereignty issues.

The Company does not currently carry political risk insurance covering its investments in Madagascar. It may not be possible for investors to enforce judgments in Canada against a loss suffered on the Company’s assets and operations in Madagascar.

The Company has a Significant Shareholder

As of October 31, 2022, Vision Blue holds approximately 46.7% of the issued and outstanding common shares, which have been acquired for investment purposes.  Dispositions of common shares by such a significant shareholder could cause the market price of the common shares to fall. As a result of the significant holdings, there is a risk that the Company’s securities are less liquid and trade at a relative discount compared to circumstances where a significant shareholder does not have the ability to influence or determine matters affecting the Company. Additionally, there is a risk that its significant interests in the Company discourages transactions involving a change of control, including transactions in which an investor, as a holder of the Company’s securities, would otherwise receive a premium for its securities in the Company over the then current market price. Further, as long as Vision Blue maintains its current ownership interest in the Company, it may be able to exert influence over matters that are to be determined by votes of the holders of Common Shares. There is a risk that the interests of Vision Blue may differ from those of other shareholders.

Economic dependence on the Molo Graphite Mine.

The Company’s principal mineral property is the Molo Graphite Mine. As a result, unless the Company acquires or develops any additional material properties or projects, any adverse developments affecting this project or our rights to develop the Molo Graphite Mine could materially adversely affect the Company’s business, financial condition and results of operations.

Additional permits and licenses are necessary to operate Phase 1 of the Molo Graphite Mine.

Additional permits will be necessary to operate Phase 1 of the Molo Graphite Mine.  Applications for these additional permits and licenses have been undertaken or will be in due course at the appropriate time.  The Company cannot provide any assurance as to the timing of the receipt of any of the additional permits and licenses necessary to initiate construction of Phase 2 of the mine.

Additional permits and licenses are necessary to complete the development of Phase 2 of the Molo Graphite Mine.

Additional permits will be necessary to develop Phase 2 of the Molo Graphite Mine.  Applications for these additional permits and licenses have been undertaken or will be in due course at the appropriate time.  The Company cannot provide any assurance as to the timing of the receipt of any of the additional permits and licenses necessary to initiate construction of Phase 2 of the mine.

Uncertainty due to the Covid-19 Pandemic

The impact of Covid-19 on the Company has been limited since it does not have any active exploration programs and construction activities related to the Molo Graphite Mine have to-date mainly focused on the assembly of the processing plant off-shore by our EPC contractor.  Certain of our directors, officers, employees, consultants, and contractors have been indirectly impacted by intermittent lockdowns that have been imposed in Canada, Madagascar, Mauritius and in South Africa.

The Company has tried to incorporate the impact COVID-19 outbreaks and the potential for intermittent lockdowns into the development plans for the Molo Graphite Mine and its other projects.  It is not possible for the Company to predict the duration or magnitude of adverse impacts from further outbreaks and predict the effects on the Company’s business or results of operations.

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, the Company or others related to the COVID-19 pandemic. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 pandemic may materially and adversely affect the Company’s operations, financial results and condition in future periods are also subject to significant uncertainty.

Inputs and assumptions relate to, among other things, interest rates, foreign exchange rates, cost of capital, commodity prices, and the amount and timing of future cash flows, while accounting judgments take into consideration the business and economic uncertainties related to the COVID-19 pandemic and the future response of governments, the Company and others to those uncertainties. In the current environment, the inputs and assumptions and judgements are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 pandemic on various financial accounts and note disclosures and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions includes the Company’s valuation of the long-term assets (including the assessment for impairment and impairment reversal), estimation of reclamation provisions, estimation of mineral resources, and estimation of income and mining taxes. Actual results may differ materially from these estimates.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

Fluctuations in the market price of graphite and other metals may adversely affect and the value of the Company’s securities, revenue projections and the ability of the Company to develop Phase 2 of the Molo Graphite Mine.

The value of the Company’s securities may be significantly affected by the market price of graphite and other metals, which are cyclical and subject to substantial price fluctuations. Market prices can be affected by numerous factors beyond the Company’s control, including levels of supply and demand for a broad range of industrial products, economic growth rates of various international economies, expectations with respect to the rate of inflation, the relative strength of various currencies, interest rates, speculative activities, global or regional political or economic circumstances. The Chinese market is a significant source of global demand for commodities, including graphite. Chinese demand has been a major driver in global commodities markets for a number of years and recent reductions in Chinese demand have adversely affected prices for graphite. A slowing in China’s economic growth could result in even lower prices and could negatively impact the value of the Company’s securities. Excess global supply of graphite could result in a decrease in the price of graphite and other metals, which could adversely impact the projected revenues from the Molo Graphite Mine.  Prolonged decreases in the price of graphite or other metals could adversely impact the ability of the Company to proceed with the development of Phase 2 of the Molo Graphite Mine.

Estimates of mineral resources may not be realized.

Mineral resource estimates are only estimates and no assurance can be given that any particular level of recovery of minerals will be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Company relies on laboratory-based recovery models to project estimated ultimate recoveries by mineral type. There can be no assurance that mineral recovery in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Actual recoveries may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geologic, metallurgical or engineering work, and work interruptions, among other things. Short term factors, such as the need for an orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of those operations. Material changes in mineral resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated mineral resources should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has a limited operating history and expects to incur operating losses for the foreseeable future.

Since incorporation, the Company has principally operated as a mineral exploration and evaluation company and has not earned any revenues.  Although the Company received a mining permit in 2019 and initiated construction of the Molo Graphite Mine in 2021, the Company has no operating history as a mining company and there is no basis to assume the Company will be successful as a mining company.  There are numerous difficulties normally encountered by mining companies and these companies experience a high rate of failure.

The Company expects to continue to incur operating losses for the foreseeable future until the Molo Graphite Mine generates sufficient recurring revenues to report operating profits, but there is no assurance that construction will be completed or that the mine will ever achieve profitable operations.

Due to the speculative nature of mineral property exploration, there is substantial risk that the Company’s assets will not go into commercial production and the business will fail.

Exploration for minerals is a speculative venture involving substantial risk. There are numerous difficulties normally encountered by exploration companies and these companies experience a high rate of failure.  The Company cannot provide investors with any assurance that any of the Company’s mineral claims, properties, resources or reserves will ever achieve commercial production. The exploration and evaluation work completed on the Molo Graphite Mine claims may not result in commercial production of graphite. The exploration and evaluation work completed on the Green Giant Vanadium Project may not result in commercial production of vanadium or other minerals.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

Mining companies are increasingly required to consider and provide benefits to the communities and countries in which they operate, and are subject to extensive environmental, health and safety laws and regulations.

As a result of public concern about the real or perceived detrimental effects of economic globalization and global climate impacts, businesses generally, and large multinational corporations in natural resources industries, face increasing public scrutiny of their activities. These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders, including employees, governments, communities surrounding operations and the countries in which they operate, benefit and will continue to benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage, legal suits, increasing social investment obligations and pressure to increase taxes and royalties payable to governments and communities.

In addition, the Company’s ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on the Company’s ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. The Company’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other mining companies affecting the environment, human health and safety of communities in which the Company operates. Delays in obtaining or failure to obtain government permits and approvals may adversely affect the Company’s operations, including its ability to explore or develop properties, commence production or continue operations. Key permits and approvals may be revoked or suspended or may be varied in a manner that adversely affects the Company’s operations, including its ability to explore or develop properties, commence production or continue operations.

The Company’s business operations are subject to extensive laws and regulations governing worker health and safety and land use and the protection of the environment, which generally apply to air and water quality, protection of endangered, protected or other specified species, hazardous waste management and reclamation. The Company has made, and expect to make in the future, significant expenditures to comply with such laws and regulations. Compliance with these laws and regulations imposes substantial costs and burdens, and can cause delays in obtaining, or failure to obtain, government permits and approvals which may adversely impact the Company’s closure processes and operations.

Because of the inherent dangers involved in mineral exploration, there is a risk that the Company may incur liability or damages as the Company conducts business.

The search for valuable minerals involves numerous hazards. As a result, the Company may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which the Company cannot, or may elect not, to insure against. The Company currently has no such insurance, but management intends to periodically review the availability of commercially reasonable insurance coverage. If a hazard were to occur, the costs of rectifying the hazard may exceed the Company’s asset value and cause us to liquidate all of its assets.

The Company’s operations are subject to environmental regulations, which could result in additional costs and operational delays. Environmental legislation is evolving in a manner that may require stricter standards, and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that any future changes in environmental regulation will not negatively affect the Company’s projects.

The Company has no insurance for environmental problems.

Insurance against environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production, has not been available generally in the mining industry. The Company has no insurance coverage for most environmental risks. In the event of a problem, the payment of environmental liabilities and costs would reduce the funds available to us for future operations. If the Company is unable to pay the full cost of remedying an environmental problem, the Company might be required to enter into an interim compliance measure pending completion of the required remedy.

Should the Company lose the services of key executives, the Company’s financial condition and proposed expansion may be negatively impacted.

The Company depends on the continued contributions of the Company’s executive officers to work effectively as a team, to execute its business strategy and to manage its business. The loss of key personnel, or their failure to work effectively, could have a material adverse effect on its business, financial condition, and results of operations. Specifically, the Company relies on Craig Scherba, the President and Chief Executive Officer and Marc Johnson, the Chief Financial Officer.

The Company does not maintain key man life insurance. Should the Company lose any or all of their services and the Company is unable to replace their services with equally competent and experienced personnel, the Company’s operational goals and strategies may be adversely affected.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

Because access to the Company’s properties may be restricted by inclement weather or proper infrastructure.

Access to most of the properties underlying the Company’s claims and interests is restricted due to their remote locations and because of weather conditions. Some of the Company’s properties are only accessible by air. As a result, any attempts to visit, test, or explore the property are generally limited to those periods when weather permits such activities. These limitations can result in significant delays in exploration efforts, as well as mining and production efforts.

Climate change and related regulatory responses may impact the Company’s business.

Climate change as a result of emissions of greenhouse gases is a current topic of discussion and may generate government regulatory responses in the near future. It is impracticable to predict with any certainty the impact of climate change on the Company’s business or the regulatory responses to it, although the Company recognizes that they could be significant. However, it is too soon for us to predict with any certainty the ultimate impact, either directionally or quantitatively, of climate change and related regulatory responses.

To the extent that climate change increases the risk of natural disasters or other disruptive events in the areas in which the Company operates, the Company could be harmed. While the Company maintains rudimentary business recovery plans that are intended to allow us to recover from natural disasters or other events that can be disruptive to the Company’s business, its plans may not fully protect us from all such disasters or events.

Compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for management.

The Company’s management team needs to devote significant time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Tax risks.

Changes in tax laws or tax rulings could materially affect the Company’s financial position and results of operations. Changes to, or differing interpretations of, taxation laws or regulations in Canada, Madagascar, Mauritius, the United States of America, or any of the countries in which the Company’s assets or relevant contracting parties are located could result in some or all of the Company’s profits being subject to additional taxation or other tax liabilities being applicable to the Company or its subsidiaries. Taxation laws are complex, subject to differing interpretations and applications by the relevant tax authorities. In particular, the tax treatment relating to the Company’s corporate redomicile from the US to Canada is complex. There is no assurance that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on profitability, results of operations, financial condition and the trading price of the Company’s securities. Additionally, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make investments in or by the Company less attractive to counterparties. Such changes could adversely affect the Company’s ability to raise additional funding or make future investments.

The Company may experience losses due to foreign exchange translations.

From time to time the Company holds a significant portion of cash reserves in Canadian dollars. Due to foreign exchange rate fluctuations, the value of these Canadian dollar reserves can result in translation gains or losses in U.S. dollar terms. If there was a significant decline in the Canadian dollar versus the U.S. dollar, the Company’s converted Canadian dollar cash balances presented in U.S. dollars on its balance sheet would significantly decline. If the US dollar significantly declines relative to the Canadian dollar the Company’s quoted US dollar cash position would significantly decline as it would be more expensive in US dollar terms to pay Canadian dollar expenses. The Company has not entered into derivative instruments to offset the impact of foreign exchange fluctuations. In addition, certain of the Company’s ongoing expenditures are in South African Rand, Madagascar Ariary and Euros requiring us to occasionally hold reserves of these foreign currencies with a similar risk of foreign exchange currency translation losses.

The Company’s business is subject to anti-corruption and anti-bribery laws, a breach or violation of which could lead to civil and criminal fines and penalties, loss of licenses or permits and reputational harm.

The Company operates in certain jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. Anti-corruption and anti-bribery laws in certain jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. The Company’s corporate policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. There can be no assurance that the Company’s internal control policies and procedures always will protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts committed by the Company’s affiliates, employees or agents. As such, the Company’s corporate policies and processes may not prevent all potential breaches of law or other governance practices. Violations of these laws, or allegations of such violations, could lead to civil and criminal fines and penalties, litigation, and loss of operating licenses or permits, and may damage the Company’s reputation, which could have a material adverse effect on its business, financial position and results of operations or cause the market value of the Common Shares to decline.

36

NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

The Company is exposed to general economic conditions, which could have a material adverse impact on its business, operating results and financial condition.

Recently there have been adverse conditions and uncertainty in the global economy as the result of unstable global financial and credit markets, inflation, and recession. These unfavorable economic conditions and the weakness of the credit market may continue to have, an impact on the Company’s business and the Company’s financial condition. The current global macroeconomic environment may affect the Company’s ability to access the capital markets may be severely restricted at a time when the Company wishes or needs to access such markets, which could have a materially adverse impact on the Company’s flexibility to react to changing economic and business conditions or carry on operations.

The market price for the Common Shares is particularly volatile given the Company’s status as a company with a small public float, limited operating history and lack of profits which could lead to wide fluctuations in the market price for the Common Shares.

The market price for the Common Shares is characterized by significant price volatility when compared to seasoned issuers, and the Company expects that its share price will continue to be more volatile than a seasoned issuer. Such volatility is attributable to a number of factors. First, the Common Shares, at times, are thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of Common Shares by shareholders may disproportionately influence the price of those Common Shares in either direction. The price for the Common Shares could, for example, decline precipitously in the event that a large number of Common Shares are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Second, the Company is a speculative or “risky” investment due to the Company’s limited operating history, lack of profits to date and uncertainty of future market acceptance for the Company’s potential products. As a consequence, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer. Many of these factors are beyond the Company’s control and may decrease the market price of the Common Shares, regardless of the Company’s performance. The Company cannot make any predictions as to what the prevailing market price for the Common Shares will be at any time or as to what effect that the sale of Common Shares or the availability of Common Shares for sale at any time will have on the prevailing market price.

Securities of small-cap and mid-cap companies have experienced substantial volatility in the recent past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in graphite prices and demand, the U.S. dollar, the Malagasy ariary, the Canadian dollar, and the Company’s financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of Common Shares; the size of the Company’s public float may limit the ability of some institutions to invest in its securities; and a substantial decline in the price of the Common Shares that persists for a significant period of time could cause its securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the long-term value of the Company. Class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The Company does not intend to pay dividends in the foreseeable future.

The Company does not anticipate paying cash dividends in the foreseeable future. The Company may not have sufficient funds to legally pay dividends. Even if funds are legally available to pay dividends, the Company may nevertheless decide, in its sole discretion, not to pay dividends. The declaration, payment and amount of any future dividends will be made at the discretion of the board of directors, and will depend upon, among other things, the results of the Company’s operations, cash flows and financial condition, operating and capital requirements, and other factors the board of directors may consider relevant. There is no assurance that the Company will pay any dividends in the future, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

SUMMARIZED ANNUAL DATA

	Year ended	Year ended	Year ended
	June 30,	June 30,	June 30,
	2022	2021	2020
	$	$	$
Revenues	$-	$-	$-
Mine development expenses	65,160	323,668	179,256
Exploration and evaluation expenses	177,955	46,815	66,110
General and administrative expenses	1,929,292	1,396,801	1,114,087
Net income (loss)	16,120,203	(41,960,484)	(977,635)
Net income (loss) and comprehensive income (loss)	16,196,357	(41,825,845)	(974,439)
Weighted-average common shares (basic and diluted)	99,204,079	66,654,804	52,720,608
Net income (loss) per common share (basic and diluted)	0.16	(0.63)	(0.02)
Dividends declared	-	-	-
Total assets	29,297,860	26,919,591	273,439
Total non-current liabilities	8,029,289	6,335,975	10,679
Total liabilities	32,362,220	53,065,895	1,184,055
Total shareholders’ equity (deficit)	(3,064,360)	(26,146,304)	(910,616)

SUMMARIZED QUARTERLY DATA

	Quarter Ended
	June 30,	March 31,	December 31,	September 30,
	2022	2022	2021	2021
	$	$	$	$
Revenues	-	-	-	-
Mine development expenses	138,990	25,779	22,307	(121,916)
Exploration and evaluation expenses	69,989	14,558	40,550	52,858
General and administrative expenses	450,766	602,987	456,770	418,769
Net income (loss)	29,708,698	(4,714,086)	(6,527,454)	(2,346,955)
Net income (loss) and comprehensive income (loss)	29,792,068	(4,651,499)	(6,832,442)	(2,111,770)
Net income (loss) per share (basic and diluted)	0.30	(0.05)	(0.07)	(0.02)
Working capital (deficit) surplus	(13,868,626)	(42,484,978)	(37,099,064)	(29,161,919)

	Quarter Ended
	June 30,	March 31,	December 31,	September 30,
	2021	2021	2020	2020
	$	$	$	$
Revenues	-	-	-	-
Mine development expenses	198,886	17,586	97,361	9,835
Exploration and evaluation expenses	(5,550)	5,162	40,736	6,467
General and administrative expenses	472,883	357,069	283,586	283,263
Net income (loss)	(27,419,558)	(12,710,273)	(1,549,938)	(280,715)
Net income (loss) and comprehensive income (loss)	(27,284,712)	(12,708,656)	(1,552,307)	(280,170)
Net income (loss) per share (basic and diluted)	(0.32)	(0.20)	(0.03)	(0.00)
Working capital (deficit) surplus	(24,500,482)	(3,952,895)	(1,761,218)	(269,775)

CRITICAL IFRS ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

The Company’s Interim Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  The Interim Financial Statements follow the same accounting policies and methods of their application as disclosed in Note 3 to the Company’s audited consolidated financial statements for the year ended June 30, 2022.

To prepare financial statements in conformity with IFRS, the Company must make estimates, judgements and assumptions concerning the future that affect the carrying values of assets and liabilities as of the date of the consolidated financial statements and the reported values of revenues and expenses during the reporting period.  By their nature, these are uncertain and actual outcomes could differ from the estimates, judgments, and assumptions.  The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods. Significant accounting judgments, estimates and assumptions are reviewed on an ongoing basis.

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NEXTSOURCE MATERIALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS For the years ended June 30, 2022 and 2021

The areas involving significant judgments, estimates and assumptions have been detailed in Note 4 to the Company’s audited consolidated financial statements for the year ended June 30, 2022.

Management has discussed the development and selection of critical accounting policies and estimates with the Audit Committee, which has reviewed the Company’s disclosure in this MD&A.

QUALIFIED PERSON

Craig Scherba, P.Geo., the Company’s President and Chief Executive Officer is the Qualified Person, as defined by NI 43-101, who has reviewed and approved the technical information disclosed in this MD&A.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to management, including the Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

As of June 30, 2022, the end of the period covered by this MD&A, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of June 30, 2022, the end of the period covered by this MD&A, we maintained effective disclosure controls and procedures.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of internal control over financial reporting using the criteria set forth in the COSO Internal Control – Integrated Framework (2013). Based on the results of this evaluation, our management concluded that our internal control over financial reporting was effective as of June 30, 2022.

OTHER INFORMATION

Additional information related to the Company, including the Company’s Annual Information Form (“AIF”), is available on the Canadian Securities Administrators’ SEDAR website at www.sedar.com or on the Company website at www.nextsourcematerials.com. The Company’s Form 20-F (“20-F) and other United States Securities and Exchange Commission’s (the “SEC”) is available on the SEC website at www.sec.gov.

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